SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - COPEL

CNPJ/MF 76.483.817/0001 -20

State Taxpayer Number 10146326-50

Public Company - CVM 1431-1

www.copel.com         copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

Quarterly Information

CVM and Bovespa file delivery number: 0024168 10/11/2006 18:17:02

September 2006

FINANCIAL STATEMENTS

Balance Sheet - Assets
As of 30 September and 30 June 2006
(In thousands of reais)

		Parent Company		Consolidated

CODE	DESCRIPTION	09/30/2006	06/30/2006	09/30/2006	06/30/2006

1	Total Assets	8,263,941	8,019,189	11,342,494	11,072,820
1.01	Current Assets	261,777	171,977	2,301,669	2,048,991
1.01.01	Cash in hand	34,070	1,796	908,083	691,373
1.01.02	Receivables	227,707	170,181	1,345,453	1,318,813
1.01.02.01	Customers and distributors	-	-	1,070,074	989,850
1.01.02.02	Provision for doubtful accounts	-	-	(134,223)	(112,729)
1.01.02.03	Services to third parties, net	-	-	9,002	9,389
1.01.02.04	Dividends receivable	169,418	131,681	1,373	1,436
1.01.02.05	Service in progress	-	-	17,341	14,716
1.01.02.06	CRC transferred to State Government	-	-	33,909	33,057
1.01.02.07	Taxes and social contribution paid in advance	49,840	38,496	130,510	148,790
1.01.02.08	Account for Compensation of Portion A	-	-	107,794	139,427
1.01.02.09	Regulatory asset - Pasep/Cofins	-	-	11,399	13,102
1.01.02.10	Collaterals and escrow deposits	-	-	39,892	21,267
1.01.02.11	Other receivables	8,449	4	58,382	60,508
1.01.03	Inventories	-	-	48,133	38,805
1.02	Long-Term Receivables	966,157	942,060	1,986,803	1,985,386
1.02.01	Sundry Receivables	209,833	204,352	1,950,484	1,949,346
1.02.01.01	Customers and distributors	-	-	99,654	104,023
1.02.01.02	CRC transferred to State Government	-	-	1,148,978	1,148,281
1.02.01.03	Taxes and social contribution paid in advance	147,140	142,148	493,641	472,968
1.02.01.04	Judicial deposits	62,693	62,204	159,221	151,525
1.02.01.05	Account for Compensation of Portion A	-	-	11,544	9,211
1.02.01.06	Regulatory asset - Pasep/Cofins	-	-	-	20,361
1.02.01.07	Collaterals and escrow deposits	-	-	22,818	22,714
1.02.01.08	Other receivables	-	-	14,628	20,263
1.02.02	Receivables from Related Parties	756,324	737,708	36,319	36,040
1.02.02.01	From investees	36,319	36,040	36,319	36,040
1.02.02.02	From subsidiaries	720,005	701,668	-	-
1.03	Permanent Assets	7,036,007	6,905,152	7,054,022	7,038,443
1.03.01	Investments	7,036,007	6,905,152	450,620	436,970
1.03.01.01	Equity in investees	-	-	247,941	234,104
1.03.01.02	Equity in subsidiaries	7,031,345	6,900,490	189,688	189,877
1.03.01.03	Other	4,662	4,662	12,991	12,989
1.03.02	Property, Plant, and Equipment	-	-	6,575,027	6,567,808
1.03.03	Deferred Assets	-	-	28,375	33,665

The accompanying notes are an integral part of these financial statements.

Balance Sheet - Liabilities and Shareholders’ Equity

As of 30 September and 30 June 2006
(In thousands of reais)

		Parent Company		Consolidated

CODE	DESCRIPTION	09/30/2006	06/30/2006	09/30/2006	06/30/2006

2	Total Liabilities	8,263,941	8,019,189	11,342,494	11,072,820
2.01	Current Liabilities	983,720	804,742	2,381,250	2,152,335
2.01.01	Loans and financing	11,248	9,340	94,018	89,868
2.01.02	Debentures	754,445	756,638	770,476	772,528
2.01.03	Suppliers	533	434	516,584	443,723
2.01.04	Taxes, fees, and contributions	68,484	903	298,322	238,726
2.01.05	Dividends payable	112,407	37,280	113,976	40,429
2.01.06	Accrued payroll costs	110	111	106,402	93,830
2.01.08	Other	36,493	36	481,472	473,231
2.01.08.01	Post-employment benefits	10	10	126,899	128,420
2.01.08.02	Account for Compensation of Portion A	-	-	101,028	116,889
2.01.08.03	Regulatory charges	-	-	42,264	42,666
2.01.08.04	R & D and Energy Efficiency	-	-	161,473	147,908
2.01.08.05	Other accounts payable	36,483	26	49,808	37,348
2.02	Long-Term Liabilities	969,667	1,023,873	2,453,639	2,531,940
2.02.01	Loans and financing	98,311	97,864	550,819	553,181
2.02.02	Debentures	266,680	266,680	526,246	523,079
2.02.03	Provision for contingencies	245,620	328,637	473,935	549,214
2.02.04	Payables to related parties	359,056	330,692	50,333	50,333
2.02.05	Other	-	-	852,306	856,133
2.02.05.01	Suppliers	-	-	303,301	325,393
2.02.05.02	Taxes and social contributions	-	-	37,774	42,534
2.02.05.03	Post-employment benefits	-	-	471,147	476,504
2.02.05.04	Account for Compensation of Portion A	-	-	40,084	11,702
2.04	Minority Interest	-	-	197,051	197,971
2.05	Shareholders' Equity	6,310,554	6,190,574	6,310,554	6,190,574
2.05.01	Paid in share capital	3,875,000	3,875,000	3,875,000	3,875,000
2.05.02	Capital reserves	817,293	817,293	817,293	817,293
2.05.03	Reevaluation reserves	11,882	-	11,882	-
2.05.03.02	Subsidiaries/Investees	11,882	-	11,882	-
2.05.04	Income Reserves	794,890	794,890	794,890	794,890
2.05.04.01	Legal reserves	209,821	209,821	209,821	209,821
2.05.04.05	Retained earnings	585,069	585,069	585,069	585,069
2.05.05	Accrued earnings/losses	811,489	703,391	811,489	703,391

The accompanying notes are an integral part of these financial statements.

Statement of Income

For the nine-month periods ended on 30 September 2006 and 2005
(In thousands of reais)

		Parent Company		Consolidated

CODE	DESCRIPTION	09/30/2006	09/30/2005	09/30/2006	09/30/2005

3	Statement of Income
3.01	Gross Revenues from Sales and Services	-	-	5,510,314	5,027,055
3.01.01	Power sales to final customers	-	-	4,101,453	3,893,288
3.01.02	Power sales to distributors	-	-	935,138	701,393
3.01.03	Use of the power grid	-	-	223,041	199,829
3.01.04	Telecommunications revenues	-	-	39,012	37,929
3.01.05	Distribution of piped gas	-	-	164,949	132,406
3.01.06	Other operating revenues	-	-	46,721	62,210
3.02	Deductions from gross revenues	-	-	(1,532,921)	(1,444,417)
3.03	Net Revenues from Sales and Services	-	-	3,977,393	3,582,638
3.04	Cost of Sales and Services	(46,161)	(32,651)	(2,820,651)	(3,017,133)
3.04.01	Power purchased for resale	-	-	(1,055,363)	(1,129,427)
3.04.02	Charges for the use of the power grid	-	-	(409,146)	(375,052)
3.04.03	Payroll	(3,876)	(2,915)	(406,277)	(376,612)
3.04.04	Pension and healthcare plans	(47)	(17)	(90,264)	(73,765)
3.04.05	Materials and supplies	(4)	(4)	(49,439)	(44,287)
3.04.06	Raw materials and supplies for power generation	-	-	284,691	(59,601)
3.04.07	Natural gas and supplies for the gas business	-	-	(114,420)	(117,596)
3.04.08	Third-party services	(6,024)	(5,039)	(164,180)	(143,827)
3.04.09	Depreciation and amortization	-	-	(274,858)	(245,064)
3.04.10	Regulatory charges	-	-	(354,625)	(332,021)
3.04.11	R & D and Energy Efficiency	-	-	(41,684)	(9,387)
3.04.12	Taxes	(1,759)	(22,360)	(5,895)	(43,701)
3.04.13	Expense recovery	80	189	32,968	19,031
3.04.14	Other operating expenses	(34,531)	(2,505)	(172,159)	(85,824)
3.05	Result of Operations	(46,161)	(32,651)	1,156,742	565,505
3.06	Operating Expenses/Revenues	983,829	306,479	311,959	(63,584)
3.06.03	Financial Expenses/Revenues	(75,302)	(75,651)	310,753	(70,735)
3.06.03.01	Financial revenues	27,886	11,149	604,890	268,485
3.06.03.02	Financial expenses	(103,188)	(86,800)	(294,137)	(339,220)
3.06.06	Result of equity in subsidiaries and investees	1,059,131	382,130	1,206	7,151
3.06.06.01	Equity in subsidiaries and investees	1,058,980	381,900	5,038	10,527
3.06.06.02	Interests in other companies	151	230	(3,832)	(3,376)
3.07	Operating Income (Losses)	937,668	273,828	1,468,701	501,921
3.08	Non-Operating Income (Losses)	395	-	(46,189)	(9,099)
3.08.01	Revenues	395	-	3,652	6,897
3.08.02	Expenses	-	-	(49,841)	(15,996)
3.09	Income(Losses) before taxes/Eq. Investments	938,063	273,828	1,422,512	492,822
3.10	Provision for Income Tax and Social Cont.	(12,146)	-	(493,380)	(242,396)
3.10.01	Income tax	(8,926)	-	(362,163)	(177,655)
3.10.02	Social contribution	(3,220)	-	(131,217)	(64,741)
3.11	Deferred Income Tax	6,582	35,234	9,490	71,689
3.11.01	Income tax	4,840	25,799	6,978	52,604
3.11.02	Social contribution	1,742	9,435	2,512	19,085
3.14	Minority Interest	-	-	(6,123)	(13,053)
3.15	Net Income (Losses) for the Period	932,499	309,062	932,499	309,062

	Net Income per Lot of One Thousand Shares	3.4076	1.1294	3.4076	1.1294

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Income – Third Quarter

For the quarters and nine-month periods ended on 30 September 2006 and 2005

			Consolidated

		7/1/2006	01/01/2006	7/1/2005	01/01/2005
CODE	DESCRIPTION	to 09/30/2006	09/30/2006	to 09/30/2005	09/30/2005

3	Statement of Income
3.01	Gross Revenues from Sales and Services	1,868,942	5,510,314	1,755,952	5,027,055
3.01.01	Power sales to final customers	1,336,701	4,101,453	1,369,441	3,893,288
3.01.02	Power sales to distributors	364,357	935,138	236,673	701,393
3.01.03	Use of the power grid	79,735	223,041	69,001	199,829
3.01.04	Telecommunications revenues	12,322	39,012	12,333	37,929
3.01.05	Distribution of piped gas	59,150	164,949	47,927	132,406
3.01.06	Other operating revenues	16,677	46,721	20,577	62,210
3.02	Deductions from gross revenues	(496,970)	(1,532,921)	(529,653)	(1,444,417)
3.03	Net Revenues from Sales and Services	1,371,972	3,977,393	1,226,299	3,582,638
3.04	Cost of Sales and Services	(1,076,137)	(2,820,651)	(987,305)	(3,017,133)
3.04.01	Power purchased for resale	(368,197)	(1,055,363)	(344,808)	(1,129,427)
3.04.02	Charges for the use of the power grid	(128,585)	(409,146)	(152,083)	(375,052)
3.04.03	Payroll	(136,524)	(406,277)	(122,588)	(376,612)
3.04.04	Pension and healthcare plans	(29,276)	(90,264)	(24,736)	(73,765)
3.04.05	Materials and supplies	(16,133)	(49,439)	(13,563)	(44,287)
3.04.06	Raw materials and supplies for power generation	(4,002)	284,691	(50,269)	(59,601)
3.04.07	Natural gas and supplies for the gas business	(63,131)	(114,420)	23,124	(117,596)
3.04.08	Third-party services	(61,223)	(164,180)	(50,362)	(143,827)
3.04.09	Depreciation and amortization	(99,164)	(274,858)	(83,518)	(245,064)
3.04.10	Regulatory charges	(132,985)	(354,625)	(114,072)	(332,021)
3.04.11	R & D and Energy Efficiency	(12,687)	(41,684)	(4,005)	(9,387)
3.04.12	Taxes	(652)	(5,895)	(34,231)	(43,701)
3.04.13	Expense recovery	10,159	32,968	5,733	19,031
3.04.14	Other operating expenses	(33,737)	(172,159)	(21,927)	(85,824)
3.05	Result of operations	295,835	1,156,742	238,994	565,505
3.06	Operating Expenses/Revenues	(39,348)	311,959	(58,809)	(63,584)
3.06.03	Financial Expenses/Revenues	(41,832)	310,753	(59,790)	(70,735)
3.06.03.01	Financial revenues	75,159	604,890	79,023	268,485
3.06.03.02	Financial expenses	(116,991)	(294,137)	(138,813)	(339,220)
3.06.06	Result of equity in subsidiaries and investees	2,484	1,206	981	7,151
3.06.06.01	Equity in subsidiaries and investees	3,873	5,038	2,144	10,527
3.06.06.02	Interests in other companies	(1,389)	(3,832)	(1,163)	(3,376)
3.07	Operating Income (Losses)	256,487	1,468,701	180,185	501,921
3.08	Non-Operating Income (Losses)	(1,303)	(46,189)	(3,869)	(9,099)
3.08.01	Revenues	446	3,652	2,296	6,897
3.08.02	Expenses	(1,749)	(49,841)	(6,165)	(15,996)
3.09	Income(Losses) before taxes/Eq. Investments	255,184	1,422,512	176,316	492,822
3.10	Provision for Income Tax and Social Cont.	(68,999)	(493,380)	(93,868)	(242,396)
3.10.01	Income tax	(50,444)	(362,163)	(68,536)	(177,655)
3.10.02	Social contribution	(18,555)	(131,217)	(25,332)	(64,741)
3.11	Deferred Income Tax	4,995	9,490	33,434	71,689
3.11.01	Income tax	3,673	6,978	24,584	52,604
3.11.02	Social contribution	1,322	2,512	8,850	19,085
3.14	Minority Interest	918	(6,123)	(3,480)	(13,053)
3.15	Net Income (Losses) for the Period	192,098	932,499	112,402	309,062

	Net Income per Lot of One Thousand Shares		3.4076		1.1294

Statement of Changes in Shareholders’ Equity

For the year ended on 31 December 2005
and for the nine-month periods ended on 30 September 2006 and 2005
(In thousands of reais)

	Share	Capital	Reevaluation	Legal	Income	Retained
	capital	reserves	reserve	reserve	reserve	earnings	Total

Balance as of 31 December 2004	3,480,000	817,293	-	184,702	654,322	-	5,136,317

Net income	-	-	-	-	-	309,062	309,062

Balance as of 30 September 2005	3,480,000	817,293	-	184,702	654,322	309,062	5,445,379

Adjustment from previous periods	-	-	-	-	-	(28,516)	(28,516)
Net income	-	-	-	-	-	193,315	193,315
Allocation proposed at the GSM:
Legal reserve	-	-	-	25,119	-	(25,119)	-
Interest on capital	-	-	-	-	-	(122,995)	(122,995)
Investment reserve	-	-	-	-	325,747	(325,747)	-

Balance as of 31 December 2005	3,480,000	817,293	-	209,821	980,069	-	5,487,183

Adjustment from previous periods(n.23)	-	-	-	-	-	(37,010)	(37,010)
Share capital increase	395,000	-	-	-	(395,000)	-	-
Reevaluation of investees	-	-	11,882	-	-	-	11,882

Net income	-	-	-	-	-	932,499	932,499
Allocation proposed at the GSM:
Interest on capital	-	-	-	-	-	(84,000)	(84,000)

Balance as of 30 September 2006	3,875,000	817,293	11,882	209,821	585,069	811,489	6,310,554

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Financial Position

For the nine-month periods ended on 30 September 2006 and 2005
(In thousands of reais)

SOURCE OF FUNDS	Parent Company			Consolidated

	2006	2005	2006	2005

From operations
Net income	932,499	309,062	932,499	309,062

Expenses (revenues) not affecting
net working capital:
Depreciation and amortization	-	-	274,858	245,064
Long-term monetary variations, net	18,681	20,149	(3,546)	(34,223)
Equity in results of subsidiaries and investees	(1,058,980)	(381,900)	(5,038)	(10,527)
Deferred income tax and social contribution	(3,794)	(35,984)	45,200	(65,797)
Provisions for long-term liabilities	26,374	16,950	168,692	146,180
Write-off of regulatory assets - Pasep/Cofins	-	-	25,865	-
Write-off of long-term receivables	-	-	63	64
Write-off of property, plant, and equipment in service, net	-	-	11,574	14,757
Write-off of deferred assets	-	-	-	103
Amortization of goodwill on investments	-	-	3,983	3,606
Minority interest	-	-	53,620	22,040
	(1,017,719)	(380,785)	575,271	321,267

Dividends from investees and subsidiaries	221,145	-	1,990	1,265

Sources from (application in) operations	135,925	(71,723)	1,509,760	631,594

From third-parties
Suppliers - Petrobrás renegotiation (reclassification of current liabilities)	-	-	150,000	-
Related parties	493,195	-	-	-
Sale of investments	-	-	-	148
Customer contributions	-	-	35,379	33,576
Loans and financing	-	-	16,937	2,155
Debentures	-	500,000	-	681,388
Transfer from long-term receivables to current assets:
Customers and distributors	-	-	14,173	16,474
CRC transferred to State Government	-	-	25,458	23,641
Value-added tax (ICMS) paid in advance	-	-	8,908	1,706
Account for compensation of Portion A	-	-	20,267	98,134
Loan agreements	247	369	247	369
Regulatory asset - Pasep/Cofins	-	-	6,815	85,414
Advance payments and other receivables	-	-	4,747	1,482
	493,442	500,369	282,931	944,487

From the reduction of net working capital	633,475	-	183,450	-

TOTAL SOURCES	1,262,842	428,646	1,976,141	1,576,081

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Financial Position

For the nine-month periods ended on 30 September 2006 and 2005
(In thousands of reais)

(continued)

USE OF FUNDS	Parent Company			Consolidated

	2006	2005	2006	2005

On distribution of dividends	84,000	-	84,000	-

On property, plant, and equipment	-	-	411,422	453,376

On long-term receivables
Customers and distributors	-	-	5,494	13,947
CRC transferred to State Government - transfer from current assets	-	-	-	-
Taxes and social contribution paid in advance	-	-	17,288	1,695
Judicial deposits	518	-	13,913	16,910
Subsidiaries and investees	-	39,525	-	-
Account for compensation of Portion A	-	-	20,526	-
Regulatory asset - Pasep/Cofins	-	-	-	37,668
Advance payments and other receivables	-	-	4,168	431
	518	39,525	61,389	70,651

On investments	474,000	43,998	433,391	2,508

On deferred assets/liabilities	-	-	22	435

Transfer from long-term to current liabilities:
Loans and financing	3,799	5,965	69,479	77,592
Debentures	700,525	-	718,163	-
Suppliers	-	-	79,511	49,438
Post-employment benefits	-	-	89,215	90,812
Account for compensation of Portion A	-	-	28,072	17,480
Taxes, social contribution, and other payables	-	2,262	-	4,696
Judicial contingencies	-	-	1,477	-
	704,324	8,227	985,917	240,018

On the increase of net working capital	-	336,896	-	809,093

TOTAL USES	1,262,842	428,646	1,976,141	1,576,081

Statement of variations in net working capital
Current assets at the beginning of the period	292,883	330,461	2,489,309	1,638,482
(after adjustment from previous years - Note 23)
Current liabilities at the beginning of the period	381,351	787,757	2,385,440	2,293,501
(after adjustment from previous years - Note 23)
Net working capital at the beginning of the period	(88,468)	(457,296)	103,869	(655,019)

Current assets at the end of the period	261,777	88,288	2,301,669	2,158,801
Current liabilities at the end of the period	983,720	208,688	2,381,250	2,004,727
Net working capital at the end of the period	(721,943)	(120,400)	(79,581)	154,074

Increase (decrease) in net working capital	(633,475)	336,896	(183,450)	809,093

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

For the nine-month periods ended on 30 September 2006 and 2005
(In thousands of reais)

	Parent Company		Consolidated

	2006	2005	2006	2005
CASH FLOW FROM OPERATING ACTIVITIES
Net income for the period	932,499	309,062	932,499	309,062

Expenses (revenues) not affecting cash:
Provision for doubtful accounts		-	64,767	52,730
Depreciation and amortization	-	-	274,858	245,064
Long-term monetary variations, net	18,681	20,149	(3,546)	(34,223)
Equity in the results of subsidiaries and investees	(1,058,980)	(381,900)	(5,038)	(10,527)
Deferred income tax and social contribution	(3,794)	(35,984)	45,200	(65,797)
Provisions for long-term liabilities	26,374	16,950	168,692	146,180
Write-off of regulatory asset - Pasep/Cofins			25,865	-
Write-off of long-term receivables	-	-	63	64
Write-off of property, plant, and equipment, net	-	-	11,574	14,757
Write-off of deferred assets	-	-	-	103
Amortization of goodwill on investments	-	-	3,983	3,606
Minority interest	-	-	53,620	22,040
	(1,017,719)	(380,785)	640,038	373,997

Changes in current assets
Customers and distributors	-	-	(119,941)	(229,328)
Services to third-parties, net	-	-	(1,653)	(2,403)
Construction in progress	1,060	-	(5,209)	(4,127)
CRC transferred to State Government	-	-	23,352	22,139
Taxes and social contribution paid in advance	14,897	(9,192)	28,502	54,536
Account for compensation of Portion A	-	-	40,660	111,093
Regulatory asset - Pasep/Cofins	-	-	39,292	29,032
Collaterals and escrow deposits			3,854	(29,044)
Inventories	-	-	(11,543)	(2,576)
Other	(3,851)	617	(19,801)	(7,767)
	12,106	(8,575)	(22,487)	(58,445)
Changes in current liabilities
Suppliers	253	(44)	(575,343)	283,237
Taxes and social contribution	(98,119)	(48,482)	(83,643)	6,842
Payroll and labor provisions	14	(21)	(1,924)	9,150
Post-employment benefits	8	(15)	(95,218)	(91,891)
Account for compensation of Portion A			7,292	57,275
Regulatory charges	-	-	984	2,671
Transactions with derivatives			-	(124,629)
R & D and Energy Efficiency	-	-	32,510	119
Other	36,455	36,681	13,830	(4,572)
	(61,389)	(11,881)	(701,512)	138,202
Changes in long-term receivables
Customers and distributors	-	-	(5,494)	(13,947)
Taxes and social contribution paid in advance	-	-	(17,288)	(1,695)
Judicial deposits	(518)	-	(13,913)	(16,910)
Subsidiaries and investees	-	(39,525)	-	-
Account for compensation of Portion A	-	-	(20,526)	-
Regulatory asset - Pasep/Cofins	-	-	-	(37,668)
Advance insurance payments	-	-	(4,168)	(431)
	(518)	(39,525)	(61,389)	(70,651)
(next page)

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

For the nine-month periods ended on 30 September 2006 and 2005
(In thousands of reais)

(continued)

	Parent Company		Consolidated

	2006	2005	2006	2005

Increase in long-term liabilities
Related parties	493,195	-	-	-
	493,195	-	-	-

Total used (provided) by operating activities	358,174	(131,704)	787,149	692,165

CASH FLOW FROM INVESTING ACTIVITIES
Interests in other companies:
COPEL Transmission	(17,000)	(3,400)	-
COPEL Corporate Partnerships	(457,000)	(40,598)	-
UEG Araucária Ltda.			(433,577)
Escoeletric Ltda			-	(2,500)
Other investees	-	-	186	(8)
Sale of investments	-	-	-	148
Dividends and interest on capital	258,879	262,691	4,282	1,999
Additions to property, plant, and equipment:
In generation	-	-	(4,426)	(13,284)
In generation (Centrais Elétricas do Rio Jordão S.A. - Elejor)	-	-	(58,780)	(152,112)
In transmission	-	-	(105,301)	(94,988)
In distribution	-	-	(214,779)	(173,563)
In telecommunications	-	-	(19,584)	(12,935)
In piped gas (Companhia Paranaense de Gás - Compagás)	-	-	(8,546)	(6,494)
General facilities	-	-	(6)	-
Customer contributions	-	-	35,379	33,576
Additions to deferred assets			(22)	(435)

Total used (provided) by investing activities	(215,121)	218,693	(805,174)	(420,596)

CASH FLOW FROM FINANCING ACTIVITIES
Loans and financing	(3,855)	(411,036)	(57,777)	(495,414)
Debentures	(38,551)	394,880	(63,390)	576,268
Dividends	(82,160)	(59,259)	(84,491)	(64,305)

Total used (provided) by financing activities	(124,566)	(75,415)	(205,658)	16,549

INCREASE (DECREASE) IN CASH	18,487	11,574	(223,683)	288,118

Cash at the beginning of the period	15,583	3,281	1,131,766	533,092
Cash at the end of the period	34,070	14,855	908,083	821,210

Variation in cash	18,487	11,574	(223,683)	288,118

The accompanying notes are an integral part of these financial statements.
Note: This statement complies with the Electric Energy Utility Accounting Manual, approved under ANEEL Resolution no. 444/2001, published on the Federal Register on 29 October 2001.

Statement of Added Value

For the nine-month periods ended on 30 September 2006 and 2005
(In thousands of reais)

		Consolidated

	2006	2005

Revenues
Sales of power, services, and other revenues	5,510,314	5,027,055
Cancelled sales and discounts	-	(137)
Provision for doubtful accounts	(64,767)	(52,730)
Non-operating income (losses)	(46,189)	(9,099)
Total	5,399,358	4,965,089

( - ) Supplies acquired from third-parties
Power purchased for resale	1,055,363	1,129,427
Charges for the use of the power grid	409,146	375,052
Materials, supplies, and services from third-parties	(71,072)	247,715
Natural gas and supplies for the gas business	114,420	117,596
Emergency capacity charges	988	70,164
Other	104,062	10,435
Total	1,612,907	1,950,389

( = ) GROSS ADDED VALUE	3,786,451	3,014,700

( - ) Depreciation and amortization	274,858	245,064

( = ) NET ADDED VALUE	3,511,593	2,769,636

( + ) Transferred Added Value
Financial revenues	604,890	339,917
Equity in the results of subsidiaries and investees	1,206	7,151

Total	606,096	347,068

ADDED VALUE TO DISTRIBUTE	4,117,689	3,116,704

The accompanying notes are an integral part of these financial statements.

Statement of Added Value

For the nine-month periods ended on 30 September 2006 and 2005
(In thousands of reais)

(continued)

			Consolidated

	2006	%	2005	%
DISTRIBUTION OF ADDED VALUE:

Personnel
Salaries and wages	298,581		280,155
Pension and healthcare plans	90,264		73,765
Meal assistance and education allowance	31,506		25,868
Social charges - FGTS	25,063		23,414
Labor indemnifications and severance pay	2,990		999
Transfer to construction in progress	(33,383)		(30,208)
Total	415,021	10.1	373,993	12.0

Government
ICMS (VAT)	1,070,001		1,011,531
Income tax and social contribution	483,890		170,707
Regulatory charges	354,625		332,021
Cofins	342,596		257,369
Social charges - INSS	81,520		76,384
Pasep	75,767		56,587
RGR	42,304		47,648
CPMF and IOF taxes	32,938		27,265
Pasep/Cofins on interest on capital	20,575		111
ISSQN	1,265		981
Other taxes	5,895		43,701
Total	2,511,376	61.0	2,024,305	65.0

Financing agents
Interest and penalties	240,624		383,276
Rents	12,046		13,015
Total	252,670	6.1	396,291	12.7

Shareholders
Retained earnings	932,499		309,062
Minority interest	6,123		13,053
Total	938,622	22.8	322,115	10.3

	4,117,689	100.0	3,116,704	100.0

Value added (average) by employee	521		445
Shareholders' equity contribution rate - %	65.3		57.2
Wealth generation rate - %	23.0		18.9
Wealth retention rate - %	22.8		10.3

The accompanying notes are an integral part of these financial statements.
Note: Statement complies with Brazilian Accounting Rule NBC T 3.7, approved under CFC Resolution no. 1,010, published on the
Federal Register on 25 January 2005.

NOTES TO THE FINANCIAL STATEMENTS
Quarterly Information as of 30 September 2006 and 2005
(In thousands of reais, except where otherwise indicated)

1 Operations

Companhia Paranaense de Energia - COPEL (COPEL, the Company or the Parent Company) is a public company with shares traded on stock exchanges in Brazil, the United States of America and Spain. COPEL is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency - ANEEL, which reports to the Ministry of Mines and Energy. Additionally, COPEL is authorized to take part – together with private companies – in consortiums or other companies in order to operate in the areas of energy, telecommunications and natural gas.

COPEL’s wholly-owned subsidiaries are:

COPEL Generation – Operates in the power generation business, with 18 power plants in operation – of which 17 are hydroelectric and one is thermoelectric – featuring an overall installed capacity of 4,549.6 MW. It also relies on 11 substations, of which 10 are automated and remote operated, with installed step-up transformer capacity of 5,004.1 MVA. This subsidiary holds the following concessions granted by ANEEL, all of which are renewable pursuant to the national power sector legislation in effect:

Power Plants	River	Installed	Concession	Expiration
		Capacity (MW)	Date	Date

Hydroelectric facilities
Gov. Bento Munhoz da Rocha Neto
(Foz do Areia)	Iguaçu	1,676.00	05.24.1973	05.23.2023
Gov. Ney Aminthas de Barros Braga
(Segredo)	Iguaçu	1,260.00	11.14.1979	11.15.2009
Gov. José Richa (Caxias)	Iguaçu	1,240.00	05.02.1980	05.04.2010
Gov. Pedro Viriato Parigot de Souza	Capivari-Cachoeira	260.00	04.23.1965	07.07.2015
Guaricana	Arraial	36.00	08.13.1976	08.16.2026
Chaminé	São João	18.00	08.13.1976	08.16.2026
Apucaraninha	Apucaraninha	10.00	10.13.1975	10.12.2025
Mourão	Mourão	8.20	01.20.1964	07.07.2015
Derivação do Rio Jordão	Jordão	6.50	11.14.1979	11.15.2009
Marumbi(1)	Ipiranga	4.80	-	-
São Jorge	Pitangui/Tibagi	2.30	12.04.1974	12.03.2024
Chopim I	Chopim	1.98	03.20.1964	07.07.2015
Rio dos Patos	Rio dos Patos/Ivaí	1.72	02.14.1984	02.14.2014
Cavernoso	Cavernoso/Iguaçu	1.30	01.07.1981	01.07.2011
Salto do Vau(2)	Palmital	0.94	01.27.1954	-
Pitangui(2)	Pitangui	0.87	12.05.1954	-
Melissa(2)	Melissa	1.00	10.08.1993	-
Thermal facility
Figueira		20.00	03.21.1969	03.26.2019

(1)	Submitted to approval by ANEEL.

(2)	Facilities under 1 MW are only subject to registration at ANEEL.

COPEL Transmission – Charged with the transport and transformation of the power generated by the Company. It builds, operates, and maintains all power transmission substations and lines, in addition to running, on behalf of the National System Operator (NSO), a part of the National Interconnected Power System in southern Brazil. It relies on 129 substations, operating at voltages equal to or higher than 69 kV, and on 7,193.8 km of transmission lines;

COPEL Distribution – Engaged in the distribution and sale of energy in any form, especially electric energy, fuels and energy raw materials. It distributes power to 1,108 locations in 392 out of the 399 municipalities in the State of Paraná, and also to the town of Porto União, in the State of Santa Catarina;

COPEL Telecommunications – Engaged in providing communications and telecommunications services, as authorized by law, within the State of Paraná and elsewhere (subject to the Company’s interests and possibilities). These activities are regulated by the National Telecommunications Agency - ANATEL, which reports to the Ministry of Communications; and

COPEL Corporate Partnerships – Incorporated to hold investments in other companies or consortiums in several business areas. COPEL currently holds five partnerships in independent power producers, all of which are operational and constituted as special purpose companies (SPCs), with a total installed capacity of 887.1 MW. It also holds interests in the sanitation, gas, telecommunications, and service sectors.

The subsidiaries controlled by COPEL Corporate Partnerships are:

Companhia Paranaense de Gás - Compagas – a mixed capital company in which COPEL Corporate Partnerships holds a 51% voting interest and whose main activity is the supply of piped natural gas, through a 448-km long distribution network set up throughout Paraná in the municipalities of Araucária, Curitiba, Campo Largo, Balsa Nova, Palmeira, Ponta Grossa, and São José dos Pinhais;

Elejor - Centrais Elétricas Rio Jordão S.A. – a special purpose company in which COPEL Corporate Partnerships holds a 70% voting interest. It was constituted to implement and run the Fundão – Santa Clara Power Complex, on the Jordão River, within the Iguaçu River sub-basin, in the State of Paraná, comprising the Santa Clara and Fundão Power Plants. These facilities feature 240 MW of installed capacity, in addition to two small hydropower units embedded in the Santa Clara and Fundão dams, with 3.6 MW and 2.4 MW of installed capacity, respectively. The concession for the project was granted on 23 October 2001 for a 35-year term, renewable upon request by the holder and at ANEEL’s discretion.

COPEL Enterprises - a limited liability company set up to provide services in connection with the planning, coordination, and organization of companies involved in power generation and natural gas transportation and marketing. Formerly known as El Paso Empreendimentos e Participações Ltda., this company holds 60% of the share capital of UEG Araucária and was acquired by COPEL Corporate Partnerships on 31 May 2006; and

UEG Araucária Ltda. - a limited liability company set up to generate and sell electric power, using natural gas as fuel. COPEL Corporate Partnerships holds 20% of the share capital of UEG Araucária, and COPEL Enterprises holds another 60%. This thermal facility features 484.5 MW of installed capacity. Its authorization to operate as an independent power producer was issued by ANEEL on 22 December 1999 for a 30-year term, renewable upon request by the holder and at ANEEL’s discretion.

2 Presentation of the Quarterly Information

The present report is in accordance with the provisions of the Brazilian Corporate Law, with the accounting practices adopted in Brazil, with the specific legislation enacted by ANEEL, and with the regulations of the Brazilian Securities and Exchange Commission (CVM), the Institute of Independent Auditors of Brazil (Ibracon), and the Federal Accounting Council (CFC).

In compliance with the applicable legislation, the consolidation of interests in other companies comprises, as of the fiscal year ended on 31 December 2005, the financial statements of Elejor. Thus, for purposes of comparison, the financial statements as of 30 September 2005 have been consolidated likewise.

As of 1 June 2006, the consolidation of interests in other companies also comprises the financial statements of COPEL Enterprises and of UEG Araucária, which have been reviewed by independent auditors as of 30 September 2006.

The subsidiaries observe the same accounting practices adopted by COPEL.

As supplemental information, the Statements of Cash Flows and of Added Value are included in form 16.01/ITR.

The notes to the financial statements as of 31 December 2005, published in the official government register on 20 April 2006, complement the notes to the current quarterly information, published in short.

a) Consolidated Quarterly Information

The consolidated quarterly information is presented herein in compliance with CVM Instruction no. 247/1996 as amended and comprises the parent company, the wholly-owned subsidiaries COPEL Generation, COPEL Transmission, COPEL Distribution, COPEL Telecommunications, and COPEL Corporate Partnerships, as well as subsidiaries Compagas, Elejor, COPEL Enterprises and UEG Araucária.

The subsidiaries’ balance sheets and statements of income are featured in Note 48.

The Company’s investments in the shareholders’ equities of subsidiaries, as well as the assets, liabilities, revenues, and expenses arising from intercompany operations, have been eliminated upon consolidation, and the minority interests are shown separately, so that the consolidated financial statements effectively represent the balances of transactions with third parties.

b) Main Accounting Practices

The main accounting practices adopted in the preparation of this quarterly information are consistent with those adopted in the financial statements as of 31 December 2005 and prior quarterly information.

3 Cash in Hand

		Parent Company		Consolidated

	09.30.2006	06.30.2006	09.30.2006	06.30.2006
Cash and banks	158	1,270	65,749	54,962
Financial investments
Federal banks	33,854	470	792,520	590,444
Private banks	58	56	49,814	45,967
	33,912	526	842,334	636,411

	34,070	1,796	908,083	691,373

Most of the Company’s financial investments have been made in official financial institutions, comprising mostly fixed income securities (federal bonds), bearing an average yield of 100% the Interbank Deposit Certificate rate. Financial investments in private banks comprise, in part, obligations under ANEEL Resolutions (no. 552/2002 and 23/2003), which regulate the pledge of financial guarantees in power purchase and sale transactions in the Electric Energy Trading Chamber (CCEE).

4 Consumers and Distributors

	Not yet	Overdue for	Overdue for		Consolidated
	due	up to 90 days	over 90 days		Total

				09.30.2006	06.30.2006
Consumers
Residential	81,363	64,245	10,837	156,445	170,522
Industrial	87,980	20,053	46,147	154,180	142,616
Commercial	53,980	19,946	7,230	81,156	78,564
Rural	10,657	4,648	549	15,854	16,950
Public agencies	22,035	9,098	25,645	56,778	45,733
Public lighting	13,630	460	438	14,528	14,287
Public services	11,174	239	149	11,562	11,783
Unbilled	128,533	-	-	128,533	146,497
Energy installment plan - current	52,168	17,898	12,369	82,435	75,829
Energy installment plan - long-term	71,931	-	-	71,931	74,506
Emergency capacity charges	2	28	328	358	958
Low income customer rates	5,951	12,067	116	18,134	13,265
State Government-"Luz Fraterna" Program	4,067	5,762	39,974	49,803	41,515
Rental of equipment and facilities	602	87	399	1,088	1,959
Gas supply	14,800	628	28	15,456	15,297
Other receivables	11,569	7,627	10,559	29,755	27,673
Other receivables - long-term	160	-	-	160	3
	570,602	162,786	154,768	888,156	877,957
Distributors
Bulk supply
Short-term bulk supply	-	-	40	40	40
Bulk supply - CCEE (note 43)	68,304	-	98	68,402	11,734
Reimbursement to generators - current	12,133	-	-	12,133	12,081
Reimbursement to generators - long-term	27,563	-	-	27,563	29,514
Initial contracts	4,581	-	-	4,581	1,217
Energy auction	71,323	-	-	71,323	67,019
Bilateral agreements	51,753	34	-	51,787	49,956
	235,657	34	138	235,829	171,561
Transmission system
Power grid	11,248	15	17,651	28,914	27,860
Basic Network	16,455	102	152	16,709	16,375
Connection grid	20	-	100	120	120
	27,723	117	17,903	45,743	44,355

	833,982	162,937	172,809	1,169,728	1,093,873

Current total	734,328	162,937	172,809	1,070,074	989,850
Long-Term Total	99,654	-	-	99,654	104,023

5 Provision for Doubtful Accounts

The provision for doubtful accounts has been recorded in compliance with the rules of ANEEL’s Accounting Manual for Electric Energy Utilities and with the chart of accounts set forth by the Brazilian National Petroleum Agency (ANP) for gas supply. After careful review of overdue receivables, Company management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

	Consolidated	Additions (1)	Write-offs		Consolidated

	12.31.2005			09.30.2006	06.30.2006
Consumers and distributors
Residential	15,254	12,284	-	27,538	23,913
Industrial	11,905	51,062	-	62,967	55,673
Commercial	28,284	(19,796)	-	8,488	5,732
Rural	25	105	-	130	38
Public agencies	22,214	15,308	(3,847)	33,675	25,985
Public lighting	135	(14)	-	121	148
Public services	31	(9)	-	22	15
Bulk sales to distributors	760	30	-	790	760
Gas supply	465	27	-	492	465

	79,073	58,997	(3,847)	134,223	112,729

(1)	Net of reversals.

Under the commercial segment, the provision for losses in connection with equipment and facility rents which was under litigation was reversed. With the ruling in favor of the Company, the amount was collected this year.

6 Services Provided to Third Parties, Net

	Not yet	Overdue for	Overdue for		Consolidated
	due	up to 90 days	over 90 days		Total

				09.30.2006	06.30.2006
Telecommunications services	127	1,222	6,659	8,008	8,318
Services rendered to third parties	263	3	3,377	3,643	3,658
Provision for doubtful accounts	-	-	(2,649)	(2,649)	(2,587)

	390	1,225	7,387	9,002	9,389

7 Dividends Receivable

.
		Parent Company		Consolidated

	09.30.2006	06.30.2006	09.30.2006	06.30.2006
Dividends receivable
Tradener Ltda.	-	-	-	64
Dominó Holdings S.A.	-	-	1,351	1,350
Eletrosul	22	22	22	22
	22	22	1,373	1,436
Interest on capital (note 14):
COPEL Transmission	106,954	69,217	-	-
COPEL Telecommunications	916	916	-	-
COPEL Corporate Partnerships	61,526	61,526	-	-
	169,396	131,659	-	-

	169,418	131,681	1,373	1,436

8 CRC Transferred to the Government of the State of Paraná

Under an agreement dated 4 August 1994 and amended in December 1995, the remaining balance of the Recoverable Rate Deficit Account (CRC) was negotiated with the Government of the State of Paraná to be reimbursed in 240 monthly installments, restated by the General Price Index - Internal Availability (IGP-DI) plus annual interest of 6.65% . On 1 October 1997, the outstanding balance was renegotiated for payment in the following 330 months, under the Price amortization system, with the first installment due on 30 October 1997 and the last one due on 30 March 2025. The restatement and interest provisions of the original agreement remained unchanged.

By means of a fourth amendment dated 21 January 2005, the Company again renegotiated with the Government of Paraná the outstanding CRC balance as of 31 December 2004, in the amount of R$ 1,197,404, to be paid in 244 installments under the Price amortization system, the first one due on 30 January 2005 and the others due in subsequent and consecutive months.

The renegotiated amount, in addition to the installments not yet due, includes the balance of the installment due in February 2003 and the installments due from March 2003 to December 2004, restated by the IGP-DI rate plus interest of 1% a month. All remaining provisions of the original agreement shall continue in effect.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

The table below features the changes in the CRC transferred to the Government of the State of Paraná:

	Current	Long-Term	Consolidated
Balances	Assets	Receivables	Total

As of 30 September 2005	30,961	1,146,764	1,177,725
Interest and fees	18,933	-	18,933
Monetary variation	254	11,831	12,085
Transfers	8,131	(8,131)	-
Amortization	(26,476)	-	(26,476)
As of 31 December 2005	31,803	1,150,464	1,182,267
Interest and fees	56,741	-	56,741
Monetary variation	308	23,972	24,280
Transfers	25,458	(25,458)	-
Amortization	(80,401)	-	(80,401)
As of 30 September 2006	33,909	1,148,978	1,182,887

9 Taxes and Social Contribution

		Parent Company		Consolidated

	09.30.2006	06.30.2006	09.30.2006	06.30.2006
Current assets
IRPJ/CSLL paid in advance	49,840	38,496	15,916	20,443
Deferred IRPJ/CSLL on: (a)
Pension and healthcare plans - CVM Ruling no. 371	-	-	4,088	3,881
Pension plan deficit - plan III	-	-	6,386	6,194
Tax losses	-	-	2,907	2,923
Temporary additions	-	-	84,580	95,745
ICMS (VAT) paid in advance	-	-	15,891	19,020
Other	-	-	742	584
	49,840	38,496	130,510	148,790
Long-term receivables
Deferred IRPJ/CSLL on: (a)
Pension plan deficit - plan III	-	-	105,143	106,792
Pension and healthcare plans - CVM Ruling no. 371	-	-	50,294	51,528
Temporary additions	126,334	117,075	244,564	232,937
Tax losses and negative tax basis	15,596	16,692	28,799	39,652
IRPJ/CSLL paid in advance	5,210	8,381	5,210	8,381
ICMS (VAT) paid in advance	-	-	27,965	22,635
ICMS preliminary injunction for judicial deposit	-	-	11,253	11,005
Pasep and Cofins paid in advance	-	-	20,361	-
Pasep/Cofins w/o ICMS prel. inj. for judicial deposit	-	-	52	38
	147,140	142,148	493,641	472,968
Current liabilities
Deferred IRPJ/CSLL on: (a)
Portion A	-	-	33,314	43,403
Surplus power	-	-	4,347	5,481
Temporary exclusions	-	-	7,759	9,966
Income tax withheld	715	664	1,793	1,039
ICMS (VAT) due	-	-	114,272	114,493
Refis Installments (b) (note 25)	67,547	-	67,547	-
Pasep and Cofins due	2	38	66,407	61,731
Other taxes	220	201	2,883	2,613
	68,484	903	298,322	238,726
Long-term liabilities
Deferred IRPJ/CSLL on: (a)
Portion A	-	-	2,805	2,678
Surplus power	-	-	709	2,542
Temporary exclusions	-	-	10,826	11,201
Regulatory asset - Pasep/Cofins	-	-	6,923	9,864
ICMS preliminary injunction for judicial deposit	-	-	11,253	11,005
Deferred Pasep/Cofins due	-	-	5,206	5,206
Pasep/Cofins w/o ICMS prel. inj. for judicial deposit	-	-	52	38
	-	-	37,774	42,534

IRPJ = Corporate Income Tax

CSLL = Social Contribution on Net Income

a) Income tax and social contribution

The Company records deferred income tax calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution at the rate of 9%.

The deferred taxes in connection with the pension plan deficit are being realized in compliance with the amortization plan for the corresponding debt, and the provision for the healthcare plan is being realized to the extent post-employment benefits are paid. The deferred taxes on the remaining provisions will be realized according to court decisions and to the realization of regulatory assets.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future taxable income, up to the limit of 30% of the taxable income for each year, and do not lapse.

Tax credits to be realized have been recorded as follows:

		Consolidated

	.	09.30.2006
Current assets
	IRPJ/CSLL on pension and healthcare plans - CVM Ruling no. 371	4,088
	IRPJ/CSLL on pension plan deficit - plan III	6,386
	Tax losses	2,907
	Temporary additions	84,580
Long-term receivables
	IRPJ/CSLL on pension plan deficit - plan III	105,143
	IRPJ/CSLL on pension and healthcare plans - CVM Ruling no. 371	50,294
	IRPJ/CSLL on temporary additions	244,564
	IRPJ/CSLL on tax losses and negative tax basis	28,799
(-)	Current liabilities
	IRPJ/CSLL on deferred Portion A	33,314
	IRPJ/CSLL on surplus power	4,347
	IRPJ/CSLL on temporary exclusions	7,759
(-)	Long-term liabilities
	IRPJ/CSLL on deferred Portion A	2,805
	IRPJ/CSLL on surplus power	709
	IRPJ/CSLL on temporary exclusions	10,826
	IRPJ/CSLL on Pasep/Cofins regulatory asset	6,923

		460,078

In compliance with CVM Ruling no. 371, dated 27 June 2002, the Company’s Board of Directors and Fiscal Council have approved the technical study prepared by the Chief Finance and Investor Relations Office on future profitability projections, which points out to the realization of deferred taxes. According to the estimates of future taxable income, the realization of deferred taxes is broken down below:

	Estimated	Actual	Estimated
	realizable value	realized amount	realizable amount
	on 12.31.2005	on 09.30.2006

2006	132,393	(64,899)	67,494
2007	-	-	33,602
2008	-	-	21,827
2009	-	-	14,330
2010	-	-	13,206
2011	-	-	14,219
After 2011	-	-	295,400

	132,393	(64,899)	460,078

These estimates of future results will be reviewed by management after the end of the fiscal year on 31 December 2006.

b) Tax recovery program - REFIS

On 16 December 2000, COPEL signed up for the Tax Recovery Program (REFIS), established by Law no. 9,964, dated 10 April 200, in order to pay in 60 monthly and equal installments an outstanding debt owed to the National Social Security Institute in the consolidated amount of R$ 82,540, retroactive to 1 March 2000.

The Company requested the settlement of charges (interest and penalties) included in the amount above with credits from income tax and social contribution losses purchased from third parties, in the amount of R$ 45,766. However, as the Brazilian Internal Revenue Service (SRF) had not yet completed the review of such transfer of tax credits, in September 2003 the Company recorded a provision which, restated as of 30 September 2006, amounts to R$ 75,225, net.

On 31 July 2006, COPEL became aware of the decision by the SRF to reject the request for use of third-party credits resulting from tax losses.

On 14 August 2006, COPEL filed for withdrawal from REFIS, so it could sign up for the new tax installment plan established by Provisional Measure no. 303/2006, called Special Installment Plan or PAEX, in order to take advantage of the benefits of this plan by paying off the outstanding debt in six installments. The Company’s application was completed on 14 September 2006.

The new installment plan includes the remaining debt to INSS which was included in REFIS, net of payments already made, resulting in the amount, according to INSS' initial calculation, of R$ 37,782, restated according to the SELIC interest rate, to be paid in six installments.

However, given that the final consolidation of this debt has not taken place yet, the Company will keep the provision mentioned above, which, after the deduction of the first installment, amounts to R$ 67,547.

In light of these circumstances, it is recommended that this provision be maintained and be only reclassified from REFIS to PAEX.

10 Account for Compensation of “Portion A” Variations

Joint Ministry Ordinance no. 25, dated 24 January 2002, enacted by the Ministries of Finance and of Mines and Energy, established the Account for Compensation of “Portion A” Variations (CVA), in order to record variations of the following Portion A cost items, as taken into account at the time of the annual rate reviews and as actually disbursed by companies during the year: Itaipu Binacional capacity rate; Itaipu Binancional power transport rate; Fuel Consumption Account (CCC) quota; rate for the use of Basic Network transmission facilities; Compensation for the Use of Water Resources; and System Service Charges (ESS).

Later on, Joint Ministry Ordinances no. 116, dated 4 April 2003, and no. 361, dated 26 November 2004, added new eligible items, such as the Energy Development Account (CDE or EDA) quota, costs for purchase of power, and the power and cost-sharing quotas of the Program of Incentives for Alternative Energy Sources – Proinfa.

Under ANEEL Resolution no. 345/2006, COPEL Distribution was granted an average increase of 5.12% on its rates for sales to final customers, effective 24 June 2006. Out of this total, 4.91% correspond to the rate review index, and 0.21% to financial adjustments outside the range of the rate review. Out of the total adjustments, the CVA installments recognized by ANEEL totaled R$ 21,977, corresponding to 0.581% .

The balance of the Account for Compensation of Portion A is broken down below:

		Current		Long-term
Consolidated		assets		receivables

	09.30.2006	06.30.2006	09.30.2006	06.30.2006
Recoverable Portion A variations, 2006 rate review
Power purchased for resale (Itaipu)	27,243	36,324	-	-
Transport of purchased power (Itaipu)	3,293	4,390	-	-
Charges for the use of the transmission system (Basic Ne	16,048	21,398	-	-
Energy Development Account - CDE	17,324	23,099	-	-
Charges for system services - ESS	5,612	7,483	-	-
Fuel Consumption Account - CCC	26,221	34,961	-	-
Incentives to Alternative Energy Sources - Proinfa	8,829	11,772	-	-
	104,570	139,427	-	-
Recoverable Portion A variations, 2007 rate review
Power purchased for resale (Itaipu)	1,995	-	5,986	4,345
Transport of purchased power (Itaipu)	1	-	3	328
Energy Development Account - CDE	1,066	-	3,198	2,343
Charges for system services - ESS	162	-	485	200
Fuel Consumption Account - CCC	-	-	-	123
Incentives to Alternative Energy Sources - Proinfa	-	-	1,872	1,872
	3,224	-	11,544	9,211

	107,794	139,427	11,544	9,211

		Current		Long-term
Consolidated		liabilities		liabilities

	09.30.2006	06.30.2006	09.30.2006	06.30.2006
Portion A variations subject to offsetting, 2006 rate review
Power purchased for resale (CVA Energy)	87,667	116,889	-	-
	87,667	116,889	-	-
Portion A variations subject to offsetting, 2007 rate review
Power purchased for resale (CVA Energy)	9,555	-	28,664	9,403
Charges for use of trans. syst. (Basic Network)	1,457	-	4,371	2,299
Fuel Consumption Account - CCC	2,349	-	7,049	-
	13,361	-	40,084	11,702

	101,028	116,889	40,084	11,702

The changes in the balances of deferred rate costs restated by the SELIC interest rate are shown on the following table:

	Balance	Deferral	Amortization	Restatement	Transfers	Balance

	12.31.2005					09.30.2006
Assets
Power purchased for resale (Itaipu)	22,712	40,331	(38,967)	11,148	-	35,224
Transport of purchased power (Itaipu)	3,227	2,353	(3,011)	728	-	3,297
Charges for use of trans. syst. (Basic Network)	70,293	13,073	(82,760)	9,621	5,821	16,048
Energy Development Account - CDE	16,525	23,016	(22,894)	4,941	-	21,588
Charges for system services - ESS	10,443	6,792	(14,566)	3,590	-	6,259
Fuel Consumption Account - CCC	13,546	25,006	(15,094)	2,763	-	26,221
Incentives to Alternative Sources - Proinfa	-	13,105	(3,179)	775	-	10,701
	136,746	123,676	(180,471)	33,566	5,821	119,338
Liabilities
Power purchased for resale (CVA Energy)	48,936	112,146	(57,084)	21,888	-	125,886
Itaipu	41,640	(22,530)	(18,991)	(119)	-	-
Fuel Consumption Account - CCC	-	9,308	-	90	-	9,398
Charges for use of trans. syst. (Basic Network)	-	(774)	-	781	5,821	5,828
	90,576	98,150	(76,075)	22,640	5,821	141,112

11 Regulatory Assets – PIS/PASEP and COFINS

Under Laws no. 10,637, dated 30 December 2002, and 10,833, dated 29 December 2003, the Federal Government changed the tax bases and increased the rates of the PIS/PASEP and COFINS social contributions. These changes resulted in increased expenses with PIS/PASEP since December 2002 and with COFINS since February 2004.

Through SFF/ANEEL Official Letter no. 302/2005 and Resolutions no. 149/2005 and 345/2006, ANEEL has acknowledged COPEL’s right to reimbursement of the additional PIS/PASEP and COFINS costs. The Agency has determined that utilities must calculate the financial impact of the PIS/PASEP and COFINS changes and record such impact in their accounting as assets or liabilities, as the case may be. Accordingly, COPEL accrued, following the criteria set by ANEEL, R$ 88,381 as a regulatory asset, and recorded a proportional reduction in the PIS/PASEP and COFINS expenses.

Out of the amount of credits recognized by ANEEL, i.e., R$ 88,381, R$ 76,982 have already been realized.

Under ANEEL Resolution no. 130, dated 20 June 2005, COPEL was authorized to include in customer bills, as of 24 June 2005, the PIS/PASEP and COFINS expenses actually incurred during the corresponding power distribution period.

12 Guarantees and Escrow Deposits

		Consolidated

	09.30.2006	06.30.2006
Current assets
Escrow deposits	39,892	21,267
	39,892	21,267
Long-term receivables
Collateral under STN agreement (note 17.b)	22,818	22,714
	22,818	22,714

Escrow deposits meet the requirements of the Electric Energy Trading Chamber (CCEE) and are tied to the operations conducted at power auctions and CCEE settlements.

13 Other Receivables

		Parent Company		Consolidated

	09.30.2006	06.30.2006	09.30.2006	06.30.2006
Current assets
Advance payments	8,419	-	21,512	19,567
Advance payments to employees	-	-	15,690	16,944
Advance payments to suppliers	-	-	6,707	6,220
Installment plan for Onda Provedor de Serviços	4,348	4,348	4,348	4,348
RGR - discrepancies since 2004	-	-	3,784	5,419
Recoverable salaries of transferred employees	-	-	3,647	3,663
Decommissioning in progress	-	-	2,086	1,298
Advance payments for judicial deposits	-	-	1,660	3,912
Fuel purchases on account of CCC	-	-	1,008	1,578
Provision for doubtful accounts	(4,348)	(4,348)	(7,306)	(7,295)
Other receivables	30	4	5,246	4,854
	8,449	4	58,382	60,508
Long-term receivables
Advance payments	-	-	5,869	11,441
Compulsory loans	-	-	5,483	5,606
Property and rights assigned for disposal	-	-	2,813	2,749
Other receivables	-	-	463	467
	-	-	14,628	20,263

14 Receivables from Related Parties

The Company has the following receivables from investees and subsidiaries, stated at net value:

		Parent Company		Consolidated

	09.30.2006	06.30.2006	09.30.2006	06.30.2006
Subsidiaries:
COPEL Transmission
Interest on capital receivable (note 7) (a)	106,954	69,217	-	-
Transferred financing (b)	22,852	22,418	-	-
	129,806	91,635	-	-
COPEL Distribution
Transferred financing (b)	86,707	84,786	-	-
Transferred debentures (b)	610,446	594,464	-	-
	697,153	679,250	-	-
COPEL Telecommunications
Interest on capital receivable (note 7) (a)	916	916	-	-
	916	916	-	-
COPEL Corporate Partnerships
Interest on capital receivable (note 7) (a)	61,526	61,526	-	-
	61,526	61,526	-	-

Subsidiaries	889,401	833,327	-	-
Investee:
Foz do Chopim Energética Ltda.
Loan agreement	36,319	36,040	36,319	36,040
Investee	36,319	36,040	36,319	36,040

	925,720	869,367	36,319	36,040

Interest on capital (note 7)	169,396	131,659	-	-
Long-term receivable	756,324	737,708	36,319	36,040

a) Receivable interest on capital

These are dividends receivable from the wholly-owned subsidiaries, calculated as interest on capital, as provided for in their by-laws.

b) Transferred financing and debentures

The Company transferred existing loans and financing to its wholly-owned subsidiaries at the time of their constitution in 2001. Nevertheless, agreements whose transfer to the respective subsidiaries have not yet been formalized are also recorded under the Parent Company.

For purposes of disclosure of financial statements, the balances of these transferred loans and financing are shown separately, without interest, as receivables from the wholly-owned subsidiaries and as loans and financing liabilities, in the amount of R$ 109,559, as of 30 September 2006 (note 17).

The amount of R$ 610,446 in debentures was also transferred to COPEL Distribution under the same accounting criteria mentioned in the previous paragraph (note 18).

15 Investments

		Parent Company		Consolidated

	09.30.2006	06.30.2006	09.30.2006	06.30.2006
Interests in investees (a)	-	-	247,941	234,104
Interests in subsidiaries
COPEL Generation	3,061,972	2,983,506	-	-
COPEL Transmission	998,768	989,359	-	-
COPEL Distribution	1,676,442	1,659,108	-	-
COPEL Telecommunications	186,112	184,925	-	-
COPEL Corporate Partnerships	1,108,051	1,083,592	-	-
Elejor - goodwill (b)	-	-	22,249	22,438
Copel Enterprises - goodwill (c)	-	-	167,439	167,439
	7,031,345	6,900,490	189,688	189,877
Other investments
Amazon Investment Fund (FINAM)	32,609	32,609	32,609	32,609
FINAM - Nova Holanda	7,761	7,761	7,761	7,761
Northeastern Investment Fund (FINOR)	9,870	9,870	9,870	9,870
Provision for losses on tax incentives	(47,900)	(47,900)	(47,900)	(47,900)
Real estate for future service use	-	-	6,825	6,825
Other investments	2,322	2,322	3,826	3,824
	4,662	4,662	12,991	12,989

	7,036,007	6,905,152	450,620	436,970

a) Interests in subsidiaries

	Shareholders' Equity COPEL's			Consolidated
Investees	of investee stake			Investment

	09.30.2006	06.30.2006	(%)	09.30.2006	06.30.2006
Sercomtel S.A. - Telecomunicações	221,628	200,455	45.00	99,733	90,205
Goodwill				6,853	7,910

Total Sercomtel S.A. - Telecomunicações				106,586	98,115

Sercomtel Celular S.A.	38,113	32,569	45.00	17,151	14,657
Goodwill				948	1,093

Total Sercomtel Celular S.A.				18,099	15,750

Carbocampel S.A. (1)	484	493	49.00	237	242
Advance payments for capital increase				198	198

Carbocampel S.A. Total				435	440

Escoelectric Ltda. (1)	(2,797)	(3,630)	40.00	-	-
Advance payments for capital increase				2,500	2,500

Braspower International Engineering S/C Ltda. (1)	(402)	(394)	49.00	-	-
Advance payments for capital increase				176	176

Dominó Holdings S.A. (1)	600,415	592,215	15.00	90,062	88,832
Copel Amec S/C Ltda. (1)	954	934	48.00	458	447
Dona Francisca Energética S.A. (1)	4,710	953	23.03	1,085	220
Centrais Eólicas do Paraná Ltda. (1)	6,065	5,848	30.00	1,819	1,754
Foz do Chopim Energética Ltda. (1)	74,703	72,324	35.77	26,721	25,870

				247,941	234,104

(1)	Unaudited by independent auditors

The investments in Sercomtel S.A. Telecomunicações and in Sercomtel Celular S.A. include goodwill on acquisition (R$ 42,289 and R$ 5,814), with net balances of R$ 6,853 and R$ 948, respectively. This goodwill is being amortized at the annual rate of 10%, with a charge to income of R$ 3,606 (R$ 3,171 and R$ 435) in 2006 and 2005. The payment of goodwill for Sercomtel S.A. Telecomunicações and for Sercomtel Celular S.A. was determined by the expected future profitability, resulting from the assessment of the return on investment based on discounted cash flows.

b) Elejor – Centrais Elétricas do Rio Jordão S.A.

The acquisition of the shares held by Triunfo Participações S.A., in December 2003, resulted in total goodwill of R$ 22,626. In May 2006, the Company corrected the excess goodwill of R$ 189 recorded at the time of the accounting of the share purchase agreement. The amortization of goodwill was economically determined by the remaining time of the 30-year concession, and its effect on the statement of income is R$ 377.

c) COPEL Enterprises

History of the litigation:

Pursuant to the Contract for Quota Transfer and Other Covenants signed on 30 May 2006, UEG Araucária and COPEL jointly requested the cancellation of the arbitration proceedings before the International Chamber of Commerce in France and of the pending lawsuits at Paraná State courts, which dealt with the legality and applicability of certain provisions of the capacity purchase agreement signed by both companies on 31 May 2000. On 8 August 2006, the Paris International Chamber of Commerce issued an award by consent and a final award on costs in Case 12656/KGA/CCO, the parties of which were COPEL, COPEL Generation, and UEG Araucária. The Chamber's decision, in light of the Contract for Quota Transfer and Other Covenants signed by the parties, put an end to their pending litigation. Furthermore, the contract provides for the irrevocable release of both parties and their subsidiaries and controlling parties, thus putting an end to all existing disputes for all legal purposes.

The reversion of the provision carried out by Company management on 30 June 2003, which was based not only on a report by the Civil Law Institute (IDC) but also on the understanding that the agreement between the parties was null and void, turned out to be the right decision. There is no longer any reason to justify the maintenance of any provisions in connection with the settled dispute.

Operational Plan for the Araucária Thermal Power Plant:

In order to settle the pending dispute between COPEL and UEG Araucária, which started in 2003, involving significant amounts of money, COPEL acquired El Paso’s interest in UEG Araucária, for an amount compatible with the resources invested in the Araucária facility. Furthermore, COPEL’s corporate planning includes the strategic goal of increasing power generation revenues, which can be achieved by increasing the number of generation sources. The acquisition of El Paso’s interest in UEG Araucária contributes to the achievement of such goal.

The power generated at the facility shall be made available under long-term agreements at the Electric Energy Trading Chamber (CCEE) auctions, with supply starting in 2011. On 6 March 2006, COPEL and Petrobras signed a Letter of Intent under which Petrobras will make its best efforts to meet the fuel supply requirements for the operation of UEG Araucária, by providing either natural gas or an alternative fuel.

Should natural gas supply be viable, the commercial conditions for such supply shall be set upon the signature of a new supply contract and shall reflect the new fuel purchase costs and incremental transport rates. In the case of an alternative fuel, the commercial conditions for such supply shall be the market standard ones, taking into consideration the supply chain.

From 2006 through 2009, the facility may be operated to supply the interconnected system or to supply short-term energy, depending on the availability of fuel. In September 2006, the facility went online upon request by the National System Operator (NSO) and generated 246,451 MWh.

COPEL has already obtained the renewal, by the Environmental Institute of Paraná (IAP), of the facility's environmental operation license for natural gas operation, which had expired in 2004. The request for an environmental license for operation with alternative fuels shall be submitted soon.

Buyout of El Paso’s interest in UEG Araucária:

COPEL, in compliance with CVM Instruction no. 358/2002, disclosed to the market, on 17 February 2006, the signature of a Letter of Intent between the Company and El Paso Energy Araucária Company, which contained the parameters and guidelines of the negotiations which culminated in the signature, on 30 May 2006, of the Contract for Quota Transfer and Other Covenants.

The main items agreed on at the time of negotiations, which were implemented when the Contract for Quota Transfer and Other Covenants was signed or shortly thereafter, were:

1)	COPEL acquired all the quotas in UEG Araucária Ltda. owned by El Paso Empreendimentos e Participações Ltda., for an amount equal to US$ 190,000 (one hundred and ninety million dollars);

2)	The purchase price was fully paid to Aquamarine Power Holdings, LLC, the owner of all quotas in El Paso Empreendimentos e Participações Ltda., which in turn held the quotas which correspond to 60% of UEG Araucária's capital;

3)	The completion of the transaction received prior approval by ANEEL, by the Legislative Assembly of the State of Paraná, and by the administrative bodies of El Paso and COPEL;

4)	The joint request for cancellation of the lawsuits and of the arbitration proceedings before State courts and the International Chamber of Commerce in Paris.

On 30 May 2006 COPEL Corporate Partnerships, through its wholly-owned subsidiary COPEL Enterprises, acquired a 60% interest in UEG Araucária Ltda., for the amount of R$ 436,563 or U.S.$ 190,000. Goodwill of R$ 167,439 was paid upon such acquisition and will be amortized over the remainder of the 30-year concession term.

16 Property, Plant, and Equipment

		Accumulated		Consolidated
	Cost	depreciation		Net value

			09.30.2006	06.30.2006
In service
COPEL Generation	4,273,515	(1,562,836)	2,710,679	2,734,273
COPEL Transmission	1,456,155	(472,739)	983,416	945,101
COPEL Distribution	3,396,874	(1,687,758)	1,709,116	1,692,296
COPEL Telecommunications	304,765	(149,569)	155,196	158,495
COPEL Corporate Partnerships	343	(213)	130	137
Companhia Paranaense de Gás - Compagas	135,966	(25,852)	110,114	110,172
Elejor - Centrais Elétricas do Rio Jordão S.A.	303,052	(10,484)	292,568	294,805
UEG Araucária Ltda.	633,398	(164,017)	469,381	477,258
	10,504,068	(4,073,468)	6,430,600	6,412,537
Construction in progress
COPEL Generation	141,333	-	141,333	140,047
COPEL Transmission	217,853	-	217,853	231,425
COPEL Distribution	236,490	-	236,490	225,014
COPEL Telecommunications	26,321	-	26,321	22,942
COPEL Corporate Partnerships	-	-	-	3
Companhia Paranaense de Gás - Compagas	13,632	-	13,632	13,159
Elejor - Centrais Elétricas do Rio Jordão S.A.	309,300	-	309,300	303,709
	944,929	-	944,929	936,299
	11,448,997	(4,073,468)	7,375,529	7,348,836
Special liabilities (a)
COPEL Transmission	-	-	(7,145)	(7,140)
COPEL Distribution	-	-	(793,357)	(773,888)
			(800,502)	(781,028)

			6,575,027	6,567,808

Under Articles 63 and 64 of Decree no. 41,019, dated 26 February 1957, the assets and facilities used in the generation, transmission, distribution, and sale of electric energy are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the Regulatory Agency. ANEEL Resolution no. 20/1999 regulates the release of assets from the concessions of the Public Electric Energy Utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession.

a) Special liabilities (note 49-b)

These are obligations linked to the concession of public electric energy services and represent funds provided by the Federal Government and by customers, as well as donations for which there are no obligations of any return to the donors and subsidies for investments in distribution. The maturity of these special liabilities is established by the Regulatory Agency for transmission and distribution concessions, and they must be settled at the time of expiration of the concessions.

b) Electric Energy Universalization Plans

Under Resolution no. 223, dated 29 April 2003, ANEEL set forth the overall conditions for the development of Electric Energy Universalization Plans aimed at supplying new customers or increasing the capacity of supply to existing customers. This Resolution regulates the provisions of Articles 14 and 15 of Law no. 10,438 of 26 April 2002 and sets the duties of the holders of electric energy distribution concessions and permits. As of 30 September 2006, customers had been refunded R$ 5,939.

The “Luz para Todos” (“Light for Everyone”) program, launched by the Federal Government, is aimed at providing electric energy to 100% of Brazil by 2008, at no charge to consumers.

c) Inventorying property, plant, and equipment

The Company makes periodic physical inventories of its assets throughout its concession area.

d) Depreciation rates

The main depreciation rates, according to ANEEL Resolution no. 44/1999, to Ministry of Communications Ordinance no. 96/1995, and to the National Oil Agency (ANP) are:

%

Generation
General equipment	10.00
Generators	3.30
Reservoirs, dams, and headrace channels	2.00
Hydraulic turbines	2.50
Transmission
System structure and conductors and power transformers	2.50
General equipment	10.00
Reconnectors	4.30
Distribution
System structure and conductors and power transformers	5.00
Capacitor boards and distribution switches	6.70
Voltage regulators	4.80
Central administration
Facilities	4.00
Office machinery and equipment	10.00
Furniture and implements	10.00
Vehicles	20.00
Telecommunications
Power and transmission equipment (telecommunications)	10.00
Overhead and underground cabling, wiring, and private switching center	10.00
Natural gas supply
Gas pipelines	3.30
Gas pipeline operating equipment	10.00

e) Changes in property, plant, and equipment

		Construction	Special
Balances	In service	in progress	liabilities	Consolidated

As of 30 September 2005	5,915,956	732,894	(759,024)	5,889,826
Expenditure program	-	215,490	-	215,490
Depreciation quotas	(83,764)	-	-	(83,764)
Write-offs	(9,475)	-	-	(9,475)
Transfer to p.,p.,&e. in service	116,665	(116,665)	-	-
Customer contributions	-	-	(6,099)	(6,099)
Reversal of provisions for contingencies	-	(14,687)	-	(14,687)
As of 31 December 2005	5,939,382	817,032	(765,123)	5,991,291
Expenditure program	-	411,422	-	411,422
Consolidation of UEG Araucária p.,p., &e.	479,884	-	-	479,884
Depreciation quotas	(267,668)	-	-	(267,668)
Write-offs	(11,638)	-	-	(11,638)
Transfer to p.,p.,&e. in service	290,640	(290,640)	-	-
Customer contributions	-	-	(35,379)	(35,379)
Increase in provisions for contingencies	-	7,115	-	7,115
As of 30 September 2006	6,430,600	944,929	(800,502)	6,575,027

17 Loans and Financing

The breakdown of the Company’s loans and financing balances is featured below:

		Current	Long-term		Total
		liabilities	liabilities		Parent Company

	Principal amount	Charges	Principal amount	09.30.2006	06.30.2006
Foreign currency
National Treasury (b)	7,906	3,342	98,311	109,559	107,204

	7,906	3,342	98,311	109,559	107,204

The consolidated balance of loans and financing comprises:

		Current	Long-term		Consolidated
		liabilities	liabilities		Total

	Principal amount	Charges	Principal amount	09.30.2006	06.30.2006
Foreign currency
IDB (a)	20,649	814	72,114	93,577	105,269
National Treasury (b)	7,906	3,342	98,311	109,559	107,204
Banco do Brasil S.A. (c)	4,554	57	9,108	13,719	16,730
Eletrobrás (d)	7	1	50	58	57
	33,116	4,214	179,583	216,913	229,260
National currency (reais )
Eletrobrás (d)	48,247	1,902	298,450	348,599	336,935
Eletrobrás - Elejor (e)	-	-	44,527	44,527	40,554
BNDES (f)	6,416	-	27,322	33,738	35,209
Banestado (g)	-	-	-	-	11
Banco do Brasil S.A. (c)	118	5	937	1,060	1,080
	54,781	1,907	371,236	427,924	413,789

	87,897	6,121	550,819	644,837	643,049

a) Inter-American Development Bank - IDB

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on 15 January 1991, in the amount of US$ 135,000. The principal amount, the first installment of which was paid on 15 January 1997, and interest are due semi-annually until 2011. Interest is calculated according to the IDB funding rate, which in the third quarter of 2006 was 4.16% p.a.. The agreement features provisions providing for termination in the following cases:

1)	Default by the debtor on any other obligation set forth in the agreement or agreements signed with the Bank for financing of the project;

2)	withdrawal or suspension of the Federal Republic of Brazil as a member of the Bank;

3)	default by the guarantor, if any, of any obligation set forth in the guaranty agreement;

4)
ratio between current assets and total short-term commercial and bank financing, except for the current share of long-term indebtedness and dividends to be reinvested, equal to or greater than 1.2; and

5)	ratio between long-term indebtedness and shareholders’ equity not exceeding 0.9.

b) Department of the National Treasury - STN

The restructuring of medium and long-term debt, signed on 20 May 1998, of the financing received under Law no. 4,131/62, is shown below:

	Term	Final	Grace period
Bond type	(years)	maturity	(years)		Consolidated

				09.30.2006	06.30.2006
Par Bond	30	15.04.2024	30	35,247	34,556
Capitalization Bond	20	15.04.2014	10	24,187	23,622
Debt Conversion Bond	18	15.04.2012	10	20,156	19,714
Discount Bond	30	15.04.2024	30	24,614	24,075
New Money Bonds	15	15.04.2009	7	2,658	2,600
Flirb	15	15.04.2009	9	2,697	2,637

				109,559	107,204

The annual interest rates and repayments are as follows:

Bond type	Annual interest rate (%)	Amortization

Par Bond	6.0	single payment
Capitalization Bond	8.0	semi-annual
Debt Conversion Bond	Semi-annual Libor + 0,8750	semi-annual
Discount Bond	Semi-annual Libor + 0,8125	single payment
El Bond - Interest bonds	Semi-annual Libor + 0,8125	semi-annual
New Money Bonds	Semi-annual Libor + 0,8750	semi-annual
Flirb	Semi-annual Libor + 0,8126	semi-annual

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 9,415 and R$ 13,403 (R$ 9,371 and R$ 13,343 as of 30 June 2006), respectively, recorded under guarantees and escrow deposits, in long-term receivables (Note 12).

c) Banco do Brasil S.A.

Agreements denominated in Japanese yen for the gas-insulated substation at Salto Caxias, repayable in 20 semi-annual installments starting on 7 March 2000, bearing interest of 6.6% p.a. This debt is secured by COPEL’s revenues.

Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil S.A., signed on 30 March 1994, repayable in 240 monthly installments based on the Price amortization system starting on 1 April 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a.

d) Eletrobrás

Loans originated from the Eletrobrás Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5.5% to 6.5% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates.

This debt is secured by COPEL’s revenues.

e) Eletrobrás - Elejor

This balance refers to monetary restatement and interest on Elejor preferred shares held by Eletrobrás, which shall be reacquired by the issuer, pursuant to the agreement between them (Note 46).

f) BNDES

The BNDES balance also includes four agreements signed by Compagas on 14 December 2001, repayable in 99 monthly installments, with interest of 4% p.a.. Two of these agreements were for the purchase of machinery and equipment, subject to the TJLP rate (limited to 6% p.a.), and two were for construction, facilities, and services, subject to the BNDES monetary unit (UMBND) rate.

g) Banco Banestado S.A.

Urban Development Fund agreement, signed on 23 July 1998, repayable in 96 monthly installments under the Price amortization schedule, restated based on the monthly Reference Rate (TR) and interest of 8.5% p.a., with a grace period of 12 months and secured by COPEL’s revenues. This loan was paid off upon maturity, on 20 July 2006.

Breakdown of loans and financing by currency and index:

Currency (equivalent in reais ) / Index			Consolidated

	09.30.2006%		06.30.2006%
Foreign currency
U.S. dollar	109,617	17.00	107,261	16.68
Yen	13,719	2.13	16,730	2.60
IDB - currency basket	93,577	14.51	105,269	16.37
	216,913	33.64	229,260	35.65
National currency (reais )
Brazilian Reference Interest Rate (TR)	-	-	11	-
URBNDES and Long-term Interest Rate (TJLP)	30,332	4.70	31,652	4.92
General Price Index - Market (IGP-M)	45,516	7.06	41,561	6.46
Fiscal Reference Unit (UFIR)	34,642	5.37	19,379	3.01
Eletrobrás Financing Rate (FINEL)	313,957	48.69	317,556	49.39
UMBND	3,477	0.54	3,630	0.57
	427,924	66.36	413,789	64.35

	644,837	100.00	643,049	100.00

Variations in the main foreign currencies and rates applied to the Company’s loans and financing:

Currency/Index			Variation (%)

	9 months - September 2006	6 months - June 2006	Year 2005
U.S. dollar	(7.11)	(7.54)	(11.82)
Yen	(7.19)	(4.60)	(23.53)
IDB - currency basket	1.42	2.16	(6.76)
TR	0.00	0.83	2.96
URBNDES	1.47	1.05	3.75
TJLP	6.17	4.22	9.89
IGP-M	2.26	1.40	1.21
Finel	0.45	0.28	0.24
UMBND	(6.91)	(5.36)	(14.04)

Maturity of long-term installments:

	Foreign	National
	currency	currency		Consolidated

			09.30.2006	06.30.2006
2007	6,428	10,738	17,166	38,585
2008	31,985	46,449	78,434	78,315
2009	31,156	46,384	77,540	76,330
2010	26,682	45,151	71,833	69,592
2011	16,380	45,151	61,531	59,262
2012	4,478	38,789	43,267	40,998
2013	2,878	38,735	41,613	39,353
2014	1,439	38,622	40,061	37,814
2015	-	38,585	38,585	36,341
2016	-	20,092	20,092	18,295
2017	-	1,413	1,413	135
2018	-	988	988	135
after 2018	58,157	139	58,296	58,026

	179,583	371,236	550,819	553,181

Changes in loans and financing:

		Foreign currency		National currency	Consolidated
Balances	Current	Long-term	Current	Long-term	Total

As of 30 September 2005	40,761	218,006	53,658	358,047	670,472
Funds raised	-	-	-	33,377	33,377
Charges	3,369	-	7,568	1,448	12,385
Monetary and exchange variation	1,048	9,434	62	621	11,165
Transfers	4,102	(4,102)	14,207	(14,207)	-
Amortizations	(8,810)	-	(16,712)	-	(25,522)
As of 31 December 2005	40,470	223,338	58,783	379,286	701,877
Funds raised	-	-	-	16,937	16,937
Charges	9,360	-	21,730	8,825	39,915
Monetary and exchange variation	(1,763)	(14,558)	123	6,470	(9,728)
Transfers	29,197	(29,197)	40,282	(40,282)	-
Amortizations	(39,934)	-	(64,230)	-	(104,164)
As of 30 September 2006	37,330	179,583	56,688	371,236	644,837

18 Debentures

		Current	Long-term		Consolidated
		liabilities	liabilities		Total

	Principal amount	Charges	Principal amount	09.30.2006	06.30.2006
Parent Company (a)	133,320	10,679	266,680	410,679	428,854
COPEL Distribution (b)	573,385	37,061	-	610,446	594,464
Elejor (c)	-	16,031	259,566	275,597	272,289

	706,705	63,771	526,246	1,296,722	1,295,607

The balance of debenture obligations, in the amount of R$ 610,446, was transferred to COPEL Distribution (R$ 594,464 as of 30 June 2006), in the same way loans and financing were transferred to the wholly-owned subsidiaries (Note 14).

Maturity of long-term installments:

		Consolidated

	09.30.2006	06.30.2006
2008	133,320	133,320
2009	155,633	154,881
2010	40,702	40,045
2011	44,370	43,829
2012	44,370	43,829
2013	44,370	43,829
2014	41,401	40,959
2015	19,145	19,360
2016	2,935	3,027

	526,246	523,079

Changes in debentures are shown below:

	Current	Long-term	Consolidated
Balances	liabilities	liabilities	Total

As of 30 September 2005	51,500	1,141,485	1,192,985
Funds raised	-	95,301	95,301
Charges	20,418	-	20,418
Monetary variation	20,602	12,971	33,573
Transfers	23,232	(23,232)	-
Amortizations	(49)	-	(49)
As of 31 December 2005	115,703	1,226,525	1,342,228
Charges	122,279	-	122,279
Monetary variation	6,189	17,884	24,073
Transfers	718,163	(718,163)	-
Amortizations	(191,858)	-	(191,858)
As of 30 September 2006	770,476	526,246	1,296,722

a) Debentures – Parent Company – 3rd Issue

A single series of 40,000 debentures makes up the third issue of simple debentures, concluded on 9 May 2005, fully subscribed for R$ 400,000, with a four-year term. Final maturity is scheduled for 2009, with the first repayment (1/3) being scheduled for 1 January 2007, the second repayment (1/3) for 1 February 2008, and the third one (1/3) for 1 February 2009.

These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and jointly and severally secured by COPEL’s wholly-owned subsidiaries. The funds were used to pay off securities issued on the international market (Euronotes) by the Company on 2 May 1997 and due on 2 May 2005, in the amount of US$ 150,000.

The pledged security is COPEL Generation’s bank account in Banco do Brasil S.A., in which all resources earned by COPEL Generation in connection with power sales agreements, both current and future, will be deposited.

These securities will yield interest on their face value (minus previously amortized amounts) of 115% of the average one-day Interfinance Deposit rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative “pro rata tempore” manner according to the number of business days elapsed. Interest corresponding to the capitalization periods will be due and paid semi-annually, with the first due date on 1 August 2005 and the last on 1 February 2009. There will be no renegotiation of these debentures.

The agreement features provisions providing for termination in the following cases:

1)
bankruptcy ruling against the issuer or any subsidiary controlled, directly or indirectly, by the issuer, or filing for business reorganization in bankruptcy by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer (or any similar judicial proceeding similar which replaces or complements the current legislation on bankruptcy and business reorganization, including judicial or extrajudicial recovery);

2)	non-payment of any amounts due to debenture holders on the dates set forth in the agreement;

3)
court ruling for intervention in the concession or for termination of the concession for the services of distribution, transmission, or generation of power by the issuer or by the subsidiaries of the issuer;

4)
notwithstanding the provision in item (2) above, the default by the issuer or by COPEL Generation on any non-financial obligation or the untruthfulness of any statement contained in this agreement or in the pledge agreement, not remedied in 10 (ten) business days from the date of default or of proof of untruthfulness. This 10 (ten) business day deadline is not applicable to obligations for which a specific deadline has been set;

5)
legitimate protest against any security of the issuer or of any subsidiary controlled, directly or indirectly, by the issuer, with single or aggregate value equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index calculated and published by Fundação Getúlio Vargas, except in the event such protest is made in error or bad faith by third parties, provided that such situation is proven validly by the issuer or subsidiary controlled, directly or indirectly, by the issuer, as the case may be, or in the event it is cancelled within thirty days of its filing;

6)
final court or arbitration ruling against the issuer or any subsidiary controlled, directly or indirectly, by the issuer in aggregate amount greater than R$ 40,000, such an amount being restated annually according to the variation of the IGP-M index, provided the issuer or any subsidiary controlled, directly or indirectly, by the issuer fails to prove payment of the aggregate amount to the fiduciary agent, within ten business days from such supposed payment, in compliance with the schedule and conditions set forth in such final court or arbitration ruling;

7)
accelerated maturity of any debt of the issuer or of any subsidiary controlled, directly or indirectly, by the issuer in a single or aggregate amount equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index;

8)
lack of payment by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer of any financial obligations in aggregate amount equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index;

9)
violation by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer, during the term of this agreement, of laws, rules, and regulations, including those of environmental nature, which affect or may affect the issuer’s ability to legitimately fulfill its obligations set forth in this agreement; and

10)	any change in the corporate object contained in the issuer’s by-laws which modifies the primary business activity of the issuer.

b) Debentures – COPEL Distribution

This issue of simple debentures was completed on 9 May 2002 with full subscription of the total amount of R$ 500,000, split into three series (R$ 100,000, R$ 100,000 and R$ 300,000, respectively), with a five-year term, due on 1 March 2007. The first series was repurchased on 27 February 2004, and the second series was renegotiated in March 2005, at the DI Rate plus 1.50% p.a., maturing on 1 March 2007.

These debentures confer no preemptive rights (unsecured creditor), are jointly and severally guaranteed by COPEL’s wholly-owned subsidiaries, are not convertible into stock, and were issued in book-entry form. The funds were used to pay off the Euro-Commercial Papers and applied to the 2002-2004 expenditure program of the Company’s wholly-owned subsidiaries.

The first and second series yield interest equivalent to the variation of the DI rate (calculated and published by the Central System for Custody and Financial Settlement of Securities – CETIP) expressed in an annual percentage rate based on 252 business days, plus a 1.75% p.a. spread. They are paid semi-annually on the first business day of March and September. The third series bears interest on its face value starting on the issue date, 1 March 2002, based on the IGP-M index, prorated to the number of business days, plus interest of 13.25% p.a.. Interest is paid annually on the first business day of March, and the IGP-M restatement is included in a bullet payment, together with the principal amount.

c) Debentures - Elejor

The contract for Elejor’s first issue of debentures was signed with BNDES Participações S.A. – BNDESPAR, with COPEL Corporate Partnerships intervening as “Guarantor Shareholder” together with COPEL.

The raised funds shall be employed in the following:

1)	Investments in the Fundão-Santa Clara Power Complex, on the Jordão River, in the State of Paraná;

2)	Investments in two small hydropower plants, the Santa Clara I SHP and the Fundão SHP;

3)	Payment of 50% of the amounts borrowed between 1 July 2004 and 30 September 2004 under the loan agreement signed on 7 April 2004 with the Guarantor Shareholder;

4)	Full payment of the funds loaned by the Guarantor Shareholder from 1 October 2004 until the date the first debentures were paid in;

5)	Payment of operating expenses inherent to the issuer's business, including the purchase of power to meet supply obligations; and

6)	Financing of the social and environmental programs in connection with the investments in the Fundão-Santa Clara Power Complex.

One thousand debentures were issued in book-entry form, without the issue of guarantees or certificates. They were issued in two series, the first one comprising 660 debentures, and the second one, 340. Both of them are nominative, convertible into common shares and into class C preferred shares, at the discretion of the debenture holders.

The total amount of this issue was R$ 255,626. The debentures had a face value of R$ 256 on the issue date, 15 February 2005, and such value will be restated according to the variation of the long term interest rate (TJLP).

The first series matures on 15 February 2015. After the grace period of forty-eight months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on 15 May 2009.

The second series matures on 15 February 2016. After the grace period of sixty months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on 15 May 2010.

The first and second series yield interest based on the variation of TJLP, plus a 4% p.a. spread on the outstanding balance of each series. Interest on the fist series is due annually, in the first twelve months from the issue date, and quarterly thereafter. The first payment was due on 15 February 2006, and the last one, on 15 February 2015. Interest on the second series is due annually, in the first twenty-four months from the issue date, and quarterly thereafter. The first payment in due on 15 May 2007, and the last one, on 15 February 2016.

The agreement contains the following guarantees:

1)	Letter of guarantee signed by COPEL Corporate Partnerships pledging an unsecured guarantee and taking main responsibility for payment to debenture holders;

2)
Lien on rights resulting from the concession agreement: pursuant to the terms and provisions of the private agreement for lien on revenues and other covenants between the issuer, the fiduciary agent, and the depositary bank, an irrevocable lien was constituted, with due authorization by ANEEL; and

3)
Lien on revenues and reserve of funds for payment: pursuant to the agreement between the issuer, the fiduciary agent, and the depositary bank, a centralizing account and a reserve account were constituted and shall be in effect until final settlement of all obligations under this agreement.

In terms of agreement termination provisions, in addition to the cases set forth in articles 39 and 40 of the BNDES Regulations which are applicable to its contracts, if the general debenture holders’ meeting, by vote of the holders of 50% + 1 (fifty percent plus one) of the outstanding debentures, so decides, the fiduciary agent may declare the accelerated maturity of all debentures issued and demand payment by the issuer of the outstanding debenture balance, plus interest and other charges, in the following events:

1)
Protest against any security of the issuer in amount equal to or greater than R$ 5,000, which results in risks to Elejor’s solvency, such an amount being restated annually according to the IGP-M inflation index, published by Fundação Getúlio Vargas;

2)	Filing for business reorganization in bankruptcy by the issuer;

3)	Liquidation or bankruptcy ruling against the issuer;

4)	Accelerated maturity of any debt of the issuer due to breach of contract, in amount equal to or greater than R$ 5,000, restated annually according to the IGP-M index;

5)
The inclusion in the issuer’s by-laws or corporate agreements, except those agreements already existing and duly registered, of a provision requiring special quorum for the discussion or approval of matters which limit or hinder the control over the company by the controlling parties, or else the inclusion of provisions which result in: i) restrictions to Elejor's growth or technological development capabilities; ii) restrictions to new markets; and iii) restrictions or reduction of Elejor's ability to fulfill the financial obligations under this transaction;

6)	statements made in the debenture instruments by the issuer which are false, misleading, or materially incorrect or incomplete; and

7)
Any incorporation, merger, split, transformation, or any other corporate or material asset reorganization, as well as any capital reduction, or creation of redeemable shares by the issuers without prior authorization by BNDESPAR.

19 Suppliers

		Consolidated

	09.30.2006	06.30.2006
Charges for the use of the power grid
Use of the Basic Network	45,699	42,932
Transport of power	2,737	3,092
Use of connections	213	251
	48,649	46,275
Power suppliers
Cia. de Interconexão Energética - Cien - long-term liabilities	95,941	123,739
Cia. de Interconexão Energética - Cien	90,433	90,433
Eletrobrás (Itaipu)	73,293	62,490
Foz do Chopim Energética Ltda. (a)	70,811	70,233
Furnas Centrais Elétricas S.A.	29,030	27,687
Companhia Hidro Elétrica do São Francisco - Chesf	16,896	16,114
Companhia Energética de São Paulo - Cesp	9,687	9,238
Itiquira Energética S.A.	7,148	7,369
Rio Pedrinho Energética S.A. e Consórcio Salto Natal Energética S.A. (b)	6,557	6,314
Dona Francisca Energética S.A.	4,430	4,047
Administracion Nac. de Eletr. - Ande (Paraguay)	2,340	4,237
Utilities - CCEE (note 42)	2,179	6,629
Other suppliers	20,002	18,690
	428,747	447,220
Materials and services
Petróleo Brasileiro S.A. - Petrobras - purchase of gas by Compagas	58,473	23,115
Petróleo Brasileiro S.A. - Petrobras - purchase of gas by Compagas - Long-term	267	267
Petróleo Brasileiro S.A. - Petrobras - renegotiation - long-term liabilities (c)	165,010	159,303
Other suppliers	76,656	50,852
Other suppliers - long-term liabilities	42,083	42,084
	342,489	275,621

	819,885	769,116

Current total	516,584	443,723
Long-term total	303,301	325,393

a) Foz do Chopim Energética Ltda.

COPEL signed a contract with Foz do Chopim Energética Ltda. under the Distributed Generation Program (Progedis). Six months thereafter, a Contractual Amendment was signed, disregarding Progedis rules and increasing the price of power by over 30%, before the facility ever started to generate electricity.

As of the date of this report, ANEEL has not approved the agreement (and its amendment). COPEL has paid for the power under contract for 2002.

In order to have the legality of such agreement assessed, the Company engaged the services of legal experts, who concluded that the agreement does not comply with the provisions of Law no. 8,666/93 and that there was no grounds for the price increase set forth by the amendment.

COPEL has filed a lawsuit pleading that the contract be declared null and void before a State court ("2a. Vara da Fazenda Pública, Falências e Concordatas da Comarca de Curitiba”). The Company also submitted an alternative request for a declaration of nullity of the contractual amendment based on the circumstances in which it was signed, should the contract itself not be declared null.

Foz do Chopim Energética also filed suit against COPEL, demanding to be paid for the power under the purchase and sale agreement.

The lawsuits have been attached for single judgment, and both parties have submitted their written defenses.

The parties are now waiting for the fact-finding hearing, where they shall submit evidence of their claims.

Should the court declare such contract valid, the pending amounts owed by Foz do Chopim Energética to the Company under a loan agreement and a service agreement shall be deducted from any amount owed by COPEL pursuant to the court’s ruling.

b) Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. filed for arbitration before the Arbitration Chamber of Fundação Getúlio Vargas (processed under numbers 001 and 002/2004), pleading payment of overdue installments and contractual penalties under the power purchase agreements they had signed with COPEL Distribution. Both cases were ruled in favor of the plaintiffs, so COPEL Distribution was sentenced to paying the claimed amounts plus legal fees.

The agreements submitted to arbitration are subject to a class action claiming that the CVCEE/COPEL-DIS/DCOD/CPR no. 016/2002 (Rio Pedrinho) and CVCEE/COPEL-DIS/DCOD/CPR no. 017/2002 (Salto Natal) agreements are null and void since they are damaging to the Company’s assets.

COPEL also filed suit before a State court (“2a. Vara da Fazenda Pública, Falências e Concordatas da Comarca de Curitiba”), processed under no. 380/2005, pleading the declaration of annulment of the arbitration clause in those agreements.

Due to the restrictions imposed on COPEL on account of the supposed breach of these contracts, the Company filed for a provisional remedy (processed under no. 1,392/2004) to suspend any such restrictions until the conclusion of the pending declaratory action and class action discussed above. The Company’s request was granted by a local judge and later confirmed by the Supreme Court of the State of Paraná by majority vote.

COPEL also filed a lawsuit before a State court (“2a. Vara da Fazenda Pública, Falências e Concordatas da Comarca de Curitiba”), processed under no. 950/2005, pleading the declaration of annulment of the agreements and the arbitration rulings. The defendants were subpoenaed on 30 September 2005.

Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. submitted a rebuttal, and the lawsuit was forwarded to the Public Prosecution Service for review and opinion. As of the date of this report, no opinion has been issued by the Service.

Rio Pedrinho Energética and Consórcio Salto Natal filed suit for execution of the arbitration rulings against COPEL Distribution.

COPEL Distribution was served with summons and submitted a list of assets for attachment.

COPEL will request a stay of execution to dispute the validity of the arbitration rulings, which is already being discussed in the ongoing lawsuit no. 950/2005. The Company conservatively set up an additional provision in the amount of R$ 48,770, as discussed in note 25.

c) Petróleo Brasileiro S.A. – Petrobras - renegotiation

The amount of the Company’s debt to Petrobras, R$ 165,010 (R$ 159,303 as of 30 June 2006), refers to a provision for the amounts of gas set forth in the original agreement between COPEL and Compagas on a “take or pay” basis. The agreement also provided for the recovery of part of the amount of gas paid over a seven-year period, linked to an equivalent gas consumption. Actual recovery, however, was conditional upon the full performance of the contract, which was superseded by the agreement signed by COPEL, Petrobras, and Compagas.

On 7 March 2006, by means of a report of material fact issued to the market, COPEL made public that on the day before it had signed an agreement with Petrobras to settle the pending issues regarding the gas purchase agreement for the Araucária Thermal Power Plant. The basic terms of such settlement had been made public by means of a report of material fact on 24 February 2006. Under the Out-of-Court Agreement, COPEL Generation, with COPEL as guarantor, acknowledged a R$ 150 million debt to Petrobras, as grantor of Compagas’ credits to COPEL Generation, which shall be paid in 60 monthly installments restated by the Selic rate, starting in January 2010. However, the conclusion of this transaction and the consolidation of its financial and accounting effects were subject to two preceding conditions:

1)
The approval by ANEEL of the pledge by COPEL Generation of its receivables as guarantee of payment of the debt it acknowledged to Petrobras; such condition was met by means of Ruling no. 769, dated 13 April 2006, published on the Federal Register on 17 April 2006, whereby the Agency approved such pledge of COPEL Generation receivables corresponding to 2.56% of its net revenues; and

2)
The negotiation with Compagas of amounts and payment conditions (i) of the penalties (contractual penalties and delinquent interest) under the Natural Gas Purchase and Sale Agreement signed by COPEL Generation and Compagas on 5 June 2002 – in light of the Out-of-Court Agreement between Petrobras and COPEL, which settled the principal amount of such gas purchase agreement, these penalties under the original agreement should be considered settled; and (ii) of the margin owed by COPEL to Compagas in connection with the take or pay and ship or pay volumes under the Natural Gas Purchase and Sale Agreement, which are not included under the Out-of-Court Settlement and the confession of indebtedness negotiated with Petrobras, which only covers the principal amount of debt.

The negotiation by COPEL Generation of the amounts referred to in item 2 above, including the joint acknowledgement that said contractual penalties have been cancelled, was concluded in May 2006, since they were a condition for the conclusion of the Out-of-Court Agreement between Petrobras, Compagas, COPEL Generation, and COPEL. Accordingly, the provisions accrued by COPEL until then, as discussed in item "c", were reversed to cover all the payments under the Natural Gas Purchase and Sale Agreement (principal amount, contractual penalties, delinquent interest, and margin), so that the corresponding result (reduction of liabilities) was reflected in the accounting of the first half of 2006.

Under the Letter of Consent, Petrobras declared no opposition to the acquisition, by COPEL, of El Paso’s quotas in El Paso Empreendimentos e Participações Ltda., the company which held the controlling interest in UEG Araucária and which was later renamed COPEL Enterprises. Such operation, which was formalized on 30 May 2006, resulted in the increase of COPEL’s stake in UEG Araucária, upon payment of US$ 190,000. The Company now holds a 20% interest in UEG Araucária directly, and another 60% interest indirectly through COPEL Enterprises. Petrobrás will maintain a 20% interest.

Under the Letter of Intent, Petrobrás will make best efforts to meet the fuel supply requirements for the operation of UEG Araucária, starting in 2010, by providing either natural gas or an alternative fuel.

The agreement with Petrobras and the Letter of Intent settled amicably the conflict regarding the contract for gas supply to the Araucária Thermal Power Plant and will allow the Company to pursue the technical and operational feasibility of the facility.

On 30 May 2006, COPEL Generation signed a Mutual Release Agreement with Compagas under which both companies fully and irrevocably release each other from all obligations and rights under the Natural Gas Purchase and Sale Agreement signed by them on 30 May 2000 and terminated on 31 May 2005, renouncing any claims against each other, on any grounds, as of the date of the Out of Court Agreement and Confession of Indebtedness signed by them and by Petrobras, with the participation of COPEL. The debt acknowledged by COPEL Generation amounts to R$ 150,000, which will be paid by COPEL Generation or by COPEL directly to Petrobras, pursuant to the terms of the agreement, except for the installments corresponding to Compagas' distribution margin. Under the Mutual Release signed with Compagas, as of 31 May 2006 the amount of R$ 355,929 corresponding to contractual penalties in connection with the purchase and transport of gas is no longer due, i.e., it is considered fully settled.

In light of the agreements discussed above, COPEL, on 31 May 2006, recognized in the statement of income a reduction in the negotiated liabilities, in the amount of R$ 654,044, of which R$ 298,115 were classified as raw materials and supplies for power generation, R$ 283,198 as discounts, and R$ 72,731 as a reversion of financial expenses in connection with the charges recorded in 2006. In June 2006, the Company recorded R$ 9,303 as financial expenses resulting from the monetary restatement of the remaining balance.

20 Accrued payroll costs

		Consolidated

	09.30.2006	06.30.2006
Payroll
Payroll, net	407	422
Taxes and social contributions	15,890	16,549
Assignments to third parties	3	2
	16,300	16,973
Labor provisions
Paid vacation and annual bonus ("13th salary")	65,931	56,591
Social charges on paid vacation and annual bonus	24,171	20,266
	90,102	76,857

	106,402	93,830

21 Post-Employment Benefits

The company’s subsidiaries, through sponsorship of Fundação COPEL, offer retirement and pension plans (“Pension Plan”) and a medical and dental care plan (“Healthcare Plan”) to both current and retired employees and their dependents. Both sponsors and beneficiaries make contributions to the plans, based on actuarial calculations prepared by independent actuaries, in compliance with the current regulations applicable to closed-end supplementary pension entities, in order to raise sufficient funds to cover future benefit obligations.

In 1998, a new plan (Pension and Healthcare Plan III) was set up, and users migrated to it. With the constitution of COPEL’s wholly-owned subsidiaries in 2001, the balance of the debt related to the change in plan, restated until then, was transferred to these companies, financed in 210 monthly installments, restated according to the INPC inflation index plus interest of 6% p.a., due as from 1 August 2001. To secure these contracts, the sponsors authorized Fundação COPEL to withhold balances in their checking accounts, and the Company also became co-guarantor of any deficit resulting from granting benefits.

The Company adopts the accounting practices established by CVM Resolution no. 371, dated 13 December 2000, to record the costs of the pension plan and the healthcare plan, as well as the charges on the debt incurred with Plan III (note 31).

	Pension	Healthcare	Consolidated
	plan	plan	Total

Estimated total			2006
Cost of current service	6,774	7,182	13,956
Estimated interest expense	369,279	52,728	422,007
Expected return on plan assets	(320,618)	(9,161)	(329,779)
Estimated contributions by employees	(28,667)	-	(28,667)
Amortization of gains and losses	24,434	-	24,434

	51,202	50,749	101,951

22 Regulatory Charges

		Consolidated

	09.30.2006	06.30.2006
Fuel Consumption Account - CCC	18,734	15,750
Energy Development Account - CDE	13,258	13,258
Global Reversal Reserve - RGR	5,600	5,893
Financial compensation for the use of water resources	2,979	5,442
Inspection fee - ANEEL	1,324	1,350
Emergency capacity charges	369	973

	42,264	42,666

23 Research and Development and Energy Efficiency

		Consolidated

	09.30.2006	06.30.2006
Research and Development - R & D	106,096	95,981
Energy Efficiency Program - EEP	55,377	51,927

	161,473	147,908

ANEEL Resolution no. 176, dated 28 November 2005, set forth criteria for the application of funds in Energy Efficiency Programs – EEP by power distribution concession and permission holders, pursuant to the regulations issued by the regulatory agency. Under the same Resolution, the Manual for the Energy Efficiency Program was approved.

This Manual sets rules for accounting for costs incurred with the EEP, establishing, for purposes of accounting for liabilities and income, the same billing month of the revenues collected from electricity consumers and establishing that interest will be applied to the balance of liabilities starting in the month subsequent to billing until the month when funds are actually applied, calculated daily based on the Selic rate.

In June 2006, in order to comply with the provisions of the aforementioned ANEEL Resolution, the Company revised the calculation of the amount of funds to be applied in the energy efficiency and research and development programs from 2002 through 2005, complementing the adjustment from previous years recorded in December 2005, as follows:

	EEP	R&D	Total

Adjustment to retained earnings
R & D and energy efficiency (current liabilities)	11,732	44,344	56,076
Taxes paid in advance (current assets)	(3,989)	(15,077)	(19,066)

	7,743	29,267	37,010

24 Other Accounts Payable

		Consolidated

	09.30.2006	06.30.2006
Current liabilities
Concession charges - ANEEL grant	19,808	13,520
Collected public lighting charge	15,551	12,943
Insurance companies - premium due	3,883	3,662
Customers - other	2,690	3,123
Refund - universalization works ahead of schedule	2,173	2,039
Pledged collateral	1,552	1,462
Other liabilities	4,151	599

	49,808	37,348

25 Provisions for Contingencies

The Company is a party to several labor, tax, and civil claims filed before different courts. Company management, based on the opinion of its legal counsel, has kept a provision for contingencies in connection with lawsuits which are likely to result in losses.

The balances of the Company’s judicial deposits and provisions for contingencies are shown below:

	Judicial deposits (Assets - long-term)		Provisions (Liabilities - long-term)
	Parent Company			Parent Company

	09.30.2006	06.30.2006	09.30.2006	06.30.2006
Civil:
Civil and fiscal claims	-	-	-	28
	-	-	-	28
Tax:
Cofins (a)	-	-	197,549	197,549
Pasep	14,241	14,190	14,460	14,407
INSS (b)	47,934	48,014	-	25,625
INSS - Refis (note 9.b)	-	-	-	72,986
Federal taxes	-	-	33,611	18,042
	62,175	62,204	245,620	328,609
.
Other judicial deposits	518	-	-	-

	62,693	62,204	245,620	328,637

The consolidated balances are shown below:

	Judicial deposits (Assets - long-term)		Provisions (Liabilities - long-term)
		Consolidated		Consolidated

	09.30.2006	06.30.2006	09.30.2006	06.30.2006
Labor	73,781	68,661	81,436	82,621
Civil:
Suppliers (note 19.b)	-	-	48,770	48,770
Rights of way	7,135	6,875	21,089	13,384
Civil and fiscal claims	12,395	11,147	27,138	32,017
Customers	1,676	1,653	18,482	20,069
Condemnations	-	-	9,235	7,776
Environmental claims	-	-	154	-
	21,206	19,675	124,868	122,016
Tax:
Cofins (a)	-	-	197,549	197,549
Pasep	14,241	14,190	14,460	14,407
INSS (b)	47,934	48,014	-	25,625
INSS - Refis (note 9.b)	-	-	-	72,986
Federal taxes	-	-	55,622	34,010
	62,175	62,204	267,631	344,577
.
Other judicial deposits	2,059	985	-	-

	159,221	151,525	473,935	549,214

a) Cofins tax

On 18 August 1998, the 4th District Federal Court granted COPEL immunity from the COFINS contribution on electric energy transactions. On 10 August 2000, the Federal Government filed a lawsuit pleading the annulment of this ruling. The Company was summoned on 21 November 2000, thus setting in motion the proceedings for discussion of the potential lapsing of the Federal Government’s right to take legal action.

On 14 December 2000, the case was submitted to the reporting Justice, with a rebuttal submitted by COPEL on 8 December, based on the conclusive opinions of renowned legal scholars that the Government had no legal grounds for such annulment claim. Conservatively, management decided to maintain a provision for contingency only in respect of the principal amount being discussed, without considering interest and penalties, particularly in connection with amounts not collected between September 1998 and June 2001. Thus, the provision does not include the amounts charged by the Federal Revenue Service by means of a tax assessment notice for the period from January through December 1997, in the restated amount of R$ 112,982, since the Company’s legal counsel believes such charge has been imposed with no legal grounds.

In August 2003, the court ruled by majority vote in favor of the Government’s claim and against COPEL. The Company then filed an appeal requesting clarification of the decision, which was partially accepted.

In June 2004, COPEL filed a request for reconsideration (since it had obtained a favorable vote on the issue of the lapsing of the Government’s right to take legal action), whose trial was scheduled for 2 December 2004. After the start of the proceedings and the verbal pleading by the representatives of both parties, the Federal Court adjourned the session.

On 2 June 2005, the Federal Court resumed trial and accepted, by majority vote, COPEL’s claim of lapsing of right to take legal action, and on 3 August 2005, the ruling was published.

The Federal Government filed a Special Appeal on 19 September 2005, and COPEL submitted its brief of appellee. After admissibility review, the appeal was accepted by the 4th District Federal Court, to which COPEL responded by filing a request for clarification, with a view to overruling the decision that accepted the appeal. For technical reasons, the Company later withdrew this request for clarification; such withdrawal was duly registered. The Special Appeal was received by the Superior Court of Justice on 25 April 2006 and filed under code Resp. no. 855687. Reporting Justice Francisco Falcão rejected the Federal Government’s appeal. The Federal Prosecution Service received notice of this ruling, and the appeal was withdrawn by the government on 26 September 2006.

b) National Social Security Service (INSS)

The deposits in court related to the National Institute of Social Security (INSS), in addition to those related to provisioned collections from third parties, include other lawsuits involving the Company that are being challenged and supported by judicial deposits.

26 Share Capital

As of 30 September 2006, COPEL’s paid in share capital, represented by shares with no par value, was R$ 3,875,000. The different classes of shares and main shareholders are detailed below:

							In thousands of shares
Shareholders	Common		Class A preferred		Class B preferred		Total

		%		%		%		%
State of Paraná	85.028.599	58,6	-	-	13.639	-	85.042.238	31,1
BNDESPAR	38.298.775	26,4	-	-	27.282.007	21,3	65.580.782	24,0
Eletrobrás	1.530.775	1,1	-	-	-	-	1.530.775	0,6
Free float (Brazil)	15.290.562	10,5	120.953	30,0	68.956.170	53,8	84.367.685	30,8
Free float (ADSs)	4.318.735	3,0	-	-	31.826.473	24,8	36.145.208	13,2
Municipalities	184.295	0,1	14.716	3,6	-	-	199.011	0,1
Other shareholders	379.340	0,3	267.686	66,4	142.651	0,1	789.677	0,2

	145.031.081	100,0	403.355	100,0	128.220.940	100,0	273.655.376	100,0

Each share entitles its holder to one vote in the general shareholders’ meetings.

Class “A” preferred shares do not carry any voting rights, but they do enjoy priority in the reimbursement of capital and in the right to non-cumulative annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares do not carry any voting rights, but they do enjoy priority in the distribution of minimum dividends, calculated as 25% of net income, adjusted in compliance with corporate legislation and with the Company’s by-laws. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Law 6,404/1976, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

27 Gross Revenues from Sales and/or Services

		Consolidated

	09.30.2006	09.30.2005
Sales of power to final customers
Residential	1,420,831	1,386,007
Industrial	1,286,887	1,203,752
Commercial, services, and other activities	872,806	802,642
Rural	183,714	181,156
Public agencies	130,793	122,862
Public lighting	107,055	107,067
Public services	99,367	89,802
	4,101,453	3,893,288
Sales of power to distributors
Auction - CCEAR	465,032	324,263
Bilateral contracts	341,658	297,847
Contracts with small distributors	29,918	32,922
Electric Energy Trading Chamber - CCEE	98,530	46,361
	935,138	701,393
Availability of the power grid
Power grid - rate for the use of the distribution system (TUSD)	112,440	99,681
Basic Network - rate for the use of the transmission system (TUST)	110,464	100,023
Connection grid	137	125
	223,041	199,829
Revenues from telecommunications
Data communication and telecommunications services	39,012	37,929
	39,012	37,929
Piped gas distribution
Sales of natural gas	164,949	132,406
	164,949	132,406
Other operating revenues
Leases and rents	29,935	31,864
Revenues from services	9,534	11,455
Subsidy - CCC (note 38)	-	12,421
Taxed service	5,667	5,910
Other revenues	1,585	560
	46,721	62,210

	5,510,314	5,027,055

28 Deductions from Gross Revenues

		Consolidated

	09.30.2006	09.30.2005
Taxes and social contributions on revenues
ICMS	1,070,001	1,011,531
Cofins	342,596	257,369
Pasep	75,767	56,587
ISSQN	1,265	981
	1,489,629	1,326,468
Customer charges
Global Reversal Reserve (RGR) quota	42,304	47,648
Emergency capacity charges	988	70,165
	43,292	117,813
.
Other deductions from revenues	-	136

	1,532,921	1,444,417

29 Power Purchased for Resale

		Consolidated

	09.30.2006	09.30.2005
Eletrobrás (Itaipu)	235,840	357,091
Furnas Centrais Elétricas S.A. - auction	196,596	134,273
Cia. de Interconexão Energética - Cien	168,534	232,821
Companhia Hidro Elétrica do São Francisco - auction	114,338	94,535
Other utilities - auction	108,842	67,943
Itiquira Energética S.A.	65,737	59,799
Companhia Energética de São Paulo - auction	65,682	35,586
Power purchased for resale - passive Portion A (CVA)	55,064	65,406
Dona Francisca Energética S.A.	36,831	36,926
Electric Energy Trading Chamber - CCEE	18,295	23,611
Recoverable power surplus - auction	(14,795)	-
Other utilities	4,399	21,436

	1,055,363	1,129,427

30 Payroll

		Parent Company		Consolidated

	09.30.2006	09.30.2005	09.30.2006	09.30.2005
Wages and salaries	3,192	2,419	298,581	280,155
Social charges on payroll	684	496	106,583	99,798
Meal assistance and education allowance	-	-	31,506	25,868
Labor indemnifications	-	-	2,990	999
(-) Transfers to construction in progress	-	-	(33,383)	(30,208)

	3,876	2,915	406,277	376,612

31 Pension Plan and Healthcare Plan

	Pension	Healthcare
	plan	plan		Consolidated

			09.30.2006	09.30.2005
Actuarial calculation	25,601	25,375	50,976	38,903
Benefit complement to current employees	79	39,209	39,288	34,862

	25,680	64,584	90,264	73,765

32 Materials and Supplies

		Consolidated

	09.30.2006	09.30.2005
Fuel and vehicle parts	18,062	15,155
Materials for the electric system	17,492	13,282
Cafeteria supplies	2,565	2,588
Office supplies	1,798	1,766
Materials for civil construction	1,635	1,621
Safety supplies	1,167	1,330
Information technology equipment and supplies	1,034	2,152
Tools	953	1,015
Lodging supplies	888	942
Employee apparel	689	679
Other materials and supplies	3,156	3,757

	49,439	44,287

33 Raw Materials and Supplies for Power Generation

		Consolidated

	09.30.2006	09.30.2005
Fuel for power generation	13,249	12,421
Natural gas for power generation	-	47,005
Raw materials and supplies for power generation - Petrobras renegotiation	(298,115)	-
Other supplies	175	175

	(284,691)	59,601

As described in Note 19-c, due to the accounting of the agreement with Petrobras, a deduction of R$ 298,115, the amount originally billed, was recorded under this item.

34 Natural Gas and Supplies for the Gas Business

		Consolidated

	09.30.2006	09.30.2005
Natural gas purchased for resale	114,246	117,446
Other supplies	174	150

	114,420	117,596

The acquired gas is used in Compagas’ operations.

35 Third-Party Services

		Parent Company		Consolidated

	09.30.2006	09.30.2005	09.30.2006	09.30.2005
Technical, scientific, and administrative consulting	1,726	994	20,193	14,198
Power grid maintenance	-	-	15,167	15,543
Data processing and transmission	-	9	15,155	10,647
Postal services	1	-	13,860	12,307
Authorized and registered agents	-	-	13,708	10,877
Administrative support services	-	-	9,011	8,741
Telephone services	-	126	8,690	9,861
Travel	127	181	7,473	5,639
Security	-	-	6,778	4,799
Meter reading and bill delivery	-	-	5,430	5,622
Customer service	-	-	4,940	5,345
Civil maintenance services	-	-	4,830	2,879
Personnel training	1	96	4,332	3,508
Facilities - services in "green areas"	-	-	3,420	2,378
Vehicles - maintenance and repairs	-	-	2,717	2,303
Upkeep of right of way areas	-	190	2,509	951
Legal fees	2,593	-	3,719	3,941
Telephone operator - corporate entity	-	-	2,039	1,985
Auditing	1,380	-	1,993	2,644
Cargo shipping	-	-	1,975	1,345
Advertising	128	1,304	1,935	1,961
Telecommunications - system maintenance	-	2,025	1,731	1,650
Tree pruning	-	-	1,706	1,918
Other services	68	114	10,869	12,785

	6,024	5,039	164,180	143,827

36 Regulatory Charges

		Consolidated

	09.30.2006	09.30.2005
Fuel Consumption Account - CCC	189,013	167,227
Energy Development Account - CDE	119,634	111,371
Financial compensation for the use of water resources	27,286	44,847
Inspection fee - ANEEL	11,756	8,576
Program of Incentives to New Alternative Energy Sources - Proinfa	6,936	-

	354,625	332,021

37 Research and Development and Energy Efficiency

		Consolidated

	09.30.2006	09.30.2005
Research and Development Program - R & D	13,749	54
National Scientific and Technological Development Fund - NSTD	13,749	9,309
Energy Efficiency Program - EEP	7,310	-
Ministry of Mines and Energy - MME	6,876	24

	41,684	9,387

The expenses under the R & D and Energy Efficiency Programs for the nine-month period ended on 30 September 2005 were R$ 34,467 and R$ 7,599, respectively, and were mostly recognized as part of the original adjustment discussed in Note 23.

38 Expense Recovery

		Consolidated

	09.30.2006	09.30.2005
Recovery of fuel for power generation - CCC (note 27)	(13,306)	-
Recovery of administrative expenses	(6,836)	(5,341)
Recovery of written-off bills	(5,271)	(4,464)
Own power consumption	(4,388)	(3,866)
Recovery of miscellaneous expenses	(3,167)	(5,360)

	(32,968)	(19,031)

In compliance with ANEEL Ruling no. 657, dated 30 March 2006, fuel expenses, which are subject to reimbursement by Eletrobrás on account of the Fuel Consumption and Energy Development Accounts (CCC and CDE), are now recorded under Expense Recovery.

In 2005, these expenses were recorded under Revenues – CCC and totaled, through September, R$ 12,421.

39 Other Operating Expenses

		Parent Company		Consolidated

	09.30.2006	09.30.2005	09.30.2006	09.30.2005
Provision for doubtful accounts -
customers and distributors (note 5)	-	-	58,997	52,513
Provision for doubtful accounts -
third-party services/other credits	5,408	-	5,769	216
Provisions for contingencies	26,374	-	40,830	-
Concession charge - ANEEL grant	-	-	14,062	1,942
Leases and rents	81	83	12,046	13,015
Advertising	2,333	2,370	11,591	2,774
Fines	-	-	6,627	27
Insurance	1	1	5,936	3,727
Own power consumption	-	-	4,393	3,866
Donations, contributions, and subsidies	-	-	1,843	1,675
Indemnifications	-	-	1,464	1,764
General expenses	334	51	8,601	4,305

	34,531	2,505	172,159	85,824

40 Financial Income (Losses)

		Parent Company		Consolidated

	09.30.2006	09.30.2005	09.30.2006	09.30.2005
Financial revenues
Discounts (Note 19.c)	-	-	283,198	-
Income from financial investments	672	5,376	102,019	68,316
Interest and commissions	1,209	1,902	65,188	90,623
Penalties on overdue bills	-	-	55,736	59,582
SELIC interest rate on Portion A (CVA)	-	-	31,363	25,769
Monetary variations	2	39	25,564	6,131
Gains on transactions with derivatives (Note 45)	22,423	-	22,423	-
Interest on generator reimbursement rights	-	-	5,669	-
Interest on taxes paid in advance	3,517	3,818	5,103	13,587
Other financial revenues	63	14	8,627	4,477
	27,886	11,149	604,890	268,485
(-) Financial expenses
Debt charges	72,540	48,751	172,271	160,009
CPMF and IOF taxes	4,187	4,525	32,938	27,265
Monetary and exchange variations	1,321	8,769	21,988	(71,432)
Pasep/Cofins on interest on capital	20,458	11	20,575	111
SELIC interest rate on Portion A (CVA)	-	-	20,434	4,503
Interest on R&D and EEP	-	-	9,509	-
Overdue tax penalties	3	4,694	4,383	9,577
Fines and other	414	-	3,765	3,235
Interest on tax installments	2,820	19,226	2,820	23,435
Contractual penalties - Compagas	-	-	-	136,244
Charges from transactions with derivatives	-	-	-	41,952
Other financial expenses	1,445	824	5,454	4,321
	103,188	86,800	294,137	339,220

	(75,302)	(75,651)	310,753	(70,735)

41 Equity in the Results of Subsidiaries and Investees

		Parent Company		Consolidated

	09.30.2006	09.30.2005	09.30.2006	09.30.2005
Equity in the results of subsidiaries and investees
Copel Generation	723,067	122,584	-	-
Copel Transmission	121,874	90,305	-	-
Copel Distribution	225,358	126,160	-	-
Copel Telecommunications	4,144	2,197	-	-
Copel Corporate Partnerships	(15,463)	40,654	-	-
Investees (a)	-	-	5,038	10,527
	1,058,980	381,900	5,038	10,527
Interests in other companies
Dividends	151	230	151	230
Amortization of goodwill
Sercomtel S.A. Telecomunicações	-	-	(3,171)	(3,171)
Sercomtel Celular S.A.	-	-	(435)	(435)
Elejor - Centrais Elétricas do Rio Jordão S.A.	-	-	(377)	-
	-	-	(3,983)	(3,606)
	151	230	(3,832)	(3,376)

	1,059,131	382,130	1,206	7,151

a) Equity in the results of investees

	Net income (losses)		COPEL's		Consolidated
		of investee	stake	Equity in the results

	09.30.2006	09.30.2005	(%)	09.30.2006	09.30.2005
Sercomtel S.A. - Telecomunicações	(1,455)	(1,243)	45.00	(4,623)	(559)
Sercomtel Celular S.A.	(1,425)	(2,480)	45.00	(641)	(1,116)
Dominó Holdings S.A.	44,437	50,936	15.00	6,652	7,573
Escoelectric Ltda.	-	(2,561)	40.00	-	(222)
Copel Amec S/C Ltda.	63	169	48.00	30	81
Dona Francisca Energética S.A.	9,462	9,372	23.03	1,085	-
Carbocampel S.A.	(29)	(25)	49.00	(14)	(12)
Braspower International Engineering S/C Ltda.	-	(234)	49.00	-	-
Centrais Eólicas do Paraná Ltda.	482	563	30.00	145	169
Foz do Chopim Energética Ltda.	6,721	12,897	35.77	2,404	4,613

				5,038	10,527

The Company has been recording the results of the appraisal of its investments under the equity method, limited to the value of its interest in each investee.

Based on the “pro forma” financial statements of investee Sercomtel S.A. Telecomunicações as of 30 June 2006, which reflect exceptions included in the auditing reports on such company, COPEL recognized an equity method loss of R$ 3,968 in the first quarter of 2006. This amount refers to the equity loss by COPEL arising from investments made by Sercomtel in other companies, which recorded a provision for unsecured liabilities.

The Company also recorded R$ 655 in losses, due to the losses recorded by Sercomtel S.A. Telecomunicações during the period from January through September 2006.

42 Non-Operating Income (Losses)

		Consolidated

	09.30.2006	09.30.2005
Revenues
Gains on the write-off of property and rights	3,490	4,388
Gains on the sale of property and rights	-	2,953
Other non-operating revenues	534	5
(-) Cofins/Pasep taxes	(372)	(449)
.	3,652	6,897
(-) Expenses
Equity in the results of UEG Araucária	40,986	-
Losses on the write-off of property and rights	7,857	13,462
Losses on the sale of property and rights	17	1,624
Other non-operating expenses	981	910
	49,841	15,996

	(46,189)	(9,099)

Due to the acquisition by COPEL of a controlling interest in UEG Araucária Ltda., such investment is now appraised under the equity method. The initial adjustment resulting from this change in accounting, in the amount of R$ 40,986, was recorded as a non-operating expense, pursuant to article 38 of CVM Instruction no. 247/1996.

43 Electric Energy Trading Chamber (CCEE)

MAE has ceased its operations, and as a consequence its activities, assets, and liabilities were absorbed by the new Electric Energy Trading Chamber (CCEE) on 12 November 2004.

CCEE was constituted as a private corporate entity subject to ANEEL regulation and inspection.

COPEL has not recognized as actual and final the data concerning the sale of electric energy by COPEL Distribution on the Wholesale Energy Market (MAE) in 2000, 2001, and the first quarter of 2002. Such data, which are used in the MAE accounting, were calculated according to criteria and amounts that take into account decisions by the Regulatory Agency contained in ANEEL Ruling no. 288/2002 and in ANEEL Resolution no. 395/2002, which have been challenged by the Company both administratively and judicially.

On 16 July 2002, the Company and COPEL Distribution filed a lawsuit pleading a preliminary injunction to suspend: a) the effects of ANEEL Ruling no. 288/2002, ordering ANEEL to refrain from taking any measures that result in changes to the figures in the accounting for 2000, 2001, and the first quarter of 2002, carried out by MAE on 13 March 2002 or, if any other accounting has already been made, that its effects be suspended; and b) the effects of article 1, first paragraph, of ANEEL Resolution no. 395/2002.

On final ruling, the plaintiffs plead for: a) a declaration of inapplicability of ANEEL Ruling no. 288 and, in the event a new accounting has been made, that it be declared null and void; b) the sentencing of ANEEL, to have it refrain from taking any measures that result in changes to the figures in the accounting for 2000, 2001, and the first quarter of 2002, carried out by MAE on 13 March 2002; c) the declaration of inapplicability of article 1, first paragraph, of ANEEL Resolution no. 395/2002 to both companies; and d) the sentencing of ANEEL to payment of reparations for the damages caused, to be calculated at the time of settlement of such sentence.

On 7 August 2002, the request for preliminary injunction was rejected, so that on 13 August 2002, the companies filed an interlocutory appeal to suspend the ruling that rejected the preliminary injunction.

On 27 August 2002, the Company was granted a favorable preliminary injunction by the 1st District Federal Court suspending the settlement of the amounts determined by ANEEL Ruling no. 288 and ANEEL Resolution no. 395.

On 9 September 2002, ANEEL filed for reconsideration of the ruling in favor of the suspension, which was rejected. On 2 November 2002, COPEL filed a petition before the Superior Court of Justice with an attached copy of such ruling. On 29 August 2003, the lawsuit was submitted to the presiding judge for trial. No ruling has been issued as of the date of these quarterly financial statements.

The Company’s claim is mostly based on the fact that the Ruling and Resolution discussed above were applied retroactively to the date of the operations, especially as regards the partial sale of COPEL’s share of Itaipu energy on the Southern and Southeastern submarkets to meet free energy bilateral supply agreements during the rationing period in 2001, when there was a significant discrepancy in the prices for short-term energy between the markets. As of 30 September 2006, the estimated amount of discrepancies in calculation was approximately R$ 679,000, which has not been recognized by the Company as a liability for spot market energy.

Based on the opinion of its legal counsel, management considers it possible that the final rulings in these lawsuits will be favorable to the Company.

The accumulated balances of transactions carried out by the Company are:

	COPEL	COPEL	COPEL Corporate
	Generation	Distribution	Partnerships		Consolidated

				09.30.2006	06.30.2006
Current assets (Note 4)
Until December 2005	98	-	-	98	98
From April through June 2006	-	-	-	-	11,636
From July through September 2006	11,444	14,011	42,849	68,304	-
	11,542	14,011	42,849	68,402	11,734
Current liabilities (Note 19)
From April through June 2006	-	-	-	-	6,629
From July through September 2006	-	-	2,179	2,179	-
	-	-	2,179	2,179	6,629

Changes in spot-market energy amounts (CCEE) in the third quarter of 2006 are shown below:

	Amount to be			Amount to be
	settled	Settlement	Appropriation	settled

	06.30.2006			09.30.2006
Current assets (Note 4)
Until December 2005	98	(600)	600	98
From April through June 2006	11,636	(11,485)	(151)	-
From July through September 2006	-	(6,719)	75,023	68,304
	11,734	(18,804)	75,472	68,402
(-) Current liabilities (Note 19)
From April through June 2006	6,629	(5,636)	(993)	-
From July through September 2006	-	(4,135)	6,314	2,179
	6,629	(9,771)	5,321	2,179

Net total	5,105	(9,033)	70,151	66,223

The long-term energy amounts may be subject to change depending on the outcome of ongoing lawsuits, filed by certain companies in the sector and by COPEL itself, concerning the interpretation of the market rules currently in effect. These companies, which were not included in the area covered by rationing, were granted a preliminary injunction that voids ANEEL Ruling no. 288, dated 16 May 2002, the purpose of which was to clarify to the electric utilities the meaning and the application of certain MAE accounting rules included in the General Agreement of the Electric Energy Sector.

44 Reconciliation of the Provision for Income Tax and Social Contribution

The reconciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

		Parent Company		Consolidated

	09.30.2006	09.30.2005	09.30.2006	09.30.2005
Income (losses) before IRPJ and CSLL	938,063	273,828	1,422,512	492,822
IRPJ and CSLL (34%)	(318,941)	(93,102)	(483,654)	(167,559)
Tax effects on:
Interest on capital	28,560	-	28,560	-
Equity in the results of investees	284,864	129,846	(15,979)	3,212
Excess private pension plan contribution	-	-	(11,610)	(5,853)
Other	(47)	(1,510)	(1,207)	(507)
Tax effects on:
IRPJ and CSLL (34%)	(5,564)	35,234	(483,890)	(170,707)

IRPJ = Corporate Income Tax
CSLL = Social Contribution on Net Income

45 Financial Instruments

Company management, through a policy of derivatives, has carried out currency hedge transactions in order to ensure some protection against the effects of foreign exchange fluctuations on US dollar-denominated liabilities.

The book value of this financial instrument was settled on 29 May 2006 and on 1 June 2006, restated according to the contractual rates. The realized gain due to the positive result of these transactions, in the amount of R$ 22,423, is recorded under financial income for the second quarter of 2006.

46 Related-Party Transactions

COPEL has carried out several transactions with unconsolidated related parties, including the sale of electric energy to final customers, at rates approved by ANEEL, resulting in billed amounts which are not material for purposes of disclosure. All other transactions were carried out under terms and conditions similar to those regularly agreed on the market.

The main balances of related party transactions in COPEL’s balance sheet are:

Related party	Nature of operation		Consolidated

		09.30.2006	06.30.2006
Current Assets
Braspower I. Engineering S/C Ltda.	Employee loan	992	992
Government of the State of Paraná	Employee loan	1,076	1,076
Government of the State of Paraná	Recoverable Rate Deficit - CRC (Note 8)	33,909	33,057
.
Long-term receivables
Foz do Chopim Energética Ltda.	Loan agreement (Note 14)	36,319	36,040
Government of the State of Paraná	Recoverable Rate Deficit - CRC (Note 8)	1,148,978	1,148,281
.
Current Liabilities
BNDES	Financing for machinery, construction,
	facilities and services (Note 17)	6,416	6,392
Centrais Eólicas do Paraná Ltda.	Purchase of power	3,679	3,260
Dona Francisca Energética S.A.	Purchase of power (Note 19)	4,430	4,047
	Reimbursement of salaries of
Dutopar Participações Ltda.	loaned employees	161	241
Eletrobrás	Financing (Note 17)	50,157	46,351
Eletrobrás (Itaipu)	Purchase of power (Note 19)	73,293	62,490
Foz do Chopim Energética Ltda.	Purchase of power (Note 19)	70,811	70,233
Petróleo Brasileiro S.A. - Petrobras	Purchase of gas for resale (Note 19)	58,473	23,115
	Reimbursement of salaries of
Petróleo Brasileiro S.A. - Petrobras	loaned employees	147	59
.
Long-term liabilities
BNDES	Financing for machinery, construction,
	facilities and services (Note 17)	27,322	28,817
Eletrobrás	Financing (Note 17)	298,500	290,641
Eletrobrás	Restatement of Elejor shares to be
	repurchased from Eletrobrás (Note 17)	44,527	40,554
Petróleo Brasileiro S.A. - Petrobras	Purchase of gas for resale (Note 19)	267	267
	Purchase of gas for resale -
Petróleo Brasileiro S.A. - Petrobras	renegotiation (nota 19)	165,010	159,303

The main balances of related party transactions in COPEL’s statement of income are:

Related party	Nature of operation		Consolidated

		09.30.2006	09.30.2005
Power purchased for resale
Centrais Eólicas do Paraná Ltda.	Purchase of power	681	728
Dona Francisca Energética S.A.	Purchase of power (Note 29)	36,831	36,926
Eletrobrás (Itaipu)	Purchase of power (Note 29)	235,840	357,091

Personnel
	Reimbursement of salaries of
Dutopar Participações Ltda.	loaned employees	253	680
	Reimbursement of salaries of
Petróleo Brasileiro S.A. - Petrobras	loaned employees	239	262

Raw materials and supplies for power generation
Petróleo Brasileiro S.A. - Petrobras	Natural gas purchased for power generation -
	- renegotiation - Petrobras (Note 33)	(298,115)	-
Natural gas and supplies for the gas business
Petróleo Brasileiro S.A. - Petrobras	Purchase of natural gas for resale (note 34)	114,246	117,446

Expense recovery
Government of the State of Paraná	Recovery of expenses with employee loan	(109)	(304)

Financial revenues
Foz do Chopim Energética Ltda.	Revenues under loan agreement	1,209	1,824
Government of the State of Paraná	Revenues under CRC agreement	81,020	59,971

Financial expenses
BNDES	Expenses with the financing for machinery,
	construction, facilities, and services	2,836	3,085
Centrais Eólicas do Paraná Ltda.	Penalty under power purchase agreement	348	154
Foz do Chopim Energética Ltda.	Penalty under power purchase agreement	1,568	101
Eletrobrás	Charges on financing	22,799	23,960
	.

The balances of transactions between the Company and its wholly-owned subsidiaries are shown in note 14.

BNDES - BNDES Participações S.A. - BNDESPAR holds 26.4% of the Company’s common shares and has the right to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES.

Dona Francisca Energética S.A. - The Company became guarantor of the loans signed by its indirect affiliate Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor) in the amounts (as of 30 September 2006) of R$ 46.913 and R$ 27,550, respectively.

Dutopar Participações Ltda. and Petróleo Brasileiro S.A. - Petrobras – Both companies are minority shareholders of Compagas.

Eletrobrás – Eletrobrás holds 1.1% of the Company’s common shares; COPEL, in turn, has obtained financing from Eletrobrás, described in Note 17.

Eletrobrás holds some preferred shares of Elejor. Such stake shall be reacquired in 32 consecutive quarterly installments, starting in the 24th month from the beginning of commercial operation of the project, which took place after the last generating unit entered operation, on 31 August 2006. Thus, the first payment may be expected in August 2008, restated according to the IGP-M/FGV index between the date the shares were paid in and the actual payment date, plus interest of 12% p.a. (Note 17-e).

Petróleo Brasileiro S.A – Petrobras – Petrobras is a minority shareholder of Compagas, through subsidiary Petrobras Gás S.A. - Gaspetro.

47 Energy Auction

On 16 December 2005, the First Auction of Power from New Projects took place, based on the new framework for the power sector. A total of 564,075 GWh were negotiated, at an average price of R$ 121.20/MWh, for delivery in 2008, 2009, and 2010. Power contracts from both thermal and hydraulic sources were offered, with 15 and 30 year terms, respectively. COPEL has acquired the following volumes:

Year	Hydraulic source	Thermal source
	(GWh)	(GWh)

2008	951	3,755
2009	857	7,964
2010	17,437	8,455

Source: CCEE

The power acquired at the first auction is sufficient to meet the entire market demand in 2009. The increased Itaipu quota shall be absorved by the lack of purchases for 2008 and 2009. The new Itaipu quota was calculated based on the billed market of distribution companies in 2004 and will be effective in January 2008. Pursuant to ANEEL Resolution no. 218/2006, any surpluses or deficits resulting from the redistribution of Itaipu quotas shall be offset with priority through the Surplus and Deficit Offsetting Mechanism (MCSD).

The Second Auction of Power from New Projects took place on 29 June 2006. It was an A-3 auction, for delivery starting in January 2009. Due to the low discrepancy between actual and estimated market demand and to the redistribution of Itaipu quotas, COPEL did not acquire power at this auction.

The Third Auction of Power from New Projects took place on 10 October 2006. Power contracts from both thermal and hydraulic sources were offered, with 15 and 30 year terms, respectively, for initial supply in 2011. COPEL has acquired the following volumes:

Year	Hydraulic Source	Thermal Source
	(GWh)	(GWh)

2011	15,165	7,129

Source: CCEE

A total of 219,993 GWh were negotiated, at an average price of R$ 128.90/MWh.

In August 2005, COPEL Distribution used the MCSD to adjust its procurement levels on account of the assignment of free customers to COPEL Generation. In December 2005, the Company used the MCSD again, this time to acquire power from existing facilities for 2006 and 2007, in order to reduce purchases from new facilities. Recently, in April 2006, COPEL resorted yet again to the MCSD to reduce its power commitments, as a result of the migration of customers to the unregulated or free procurement environment.

In terms of rates, in 2005 the most noteworthy events were the exclusion of PIS-Pasep/Cofins taxes from the power rate structure, the modification of the application of the Rate Adjustment Index (IRT) formula, the signature of an amendment to COPEL Distribution’s concession agreement, and the publication of Resolution no. 166/2005, which established a new method of calculation of the Rate for the Use of the Distribution System – TUSD and the Energy Rate – TE.

COPEL Generation has not participated in any auctions because, as of the date of this report, CCEE has not promoted Auctions of Power from Existing Projects, since the distribution companies' power requirements are almost entirely met under current contracts. Such an auction is scheduled to take place in December, however. COPEL Generation will participate in this event.

48 Wholly-Owned Subsidiaries

Below are the financial statements as of 30 September 2006 of the wholly-owned subsidiaries COPEL Generation - GER, COPEL Transmission - TRA, COPEL Distribution – DIS, COPEL Telecommunications – TEL, and COPEL Corporate Partnerships – PAR (consolidated):

ASSETS	GER	TRA	DIS	TEL	PAR Consolidated

Circulante
Cash in hand	423,038	53,532	249,375	7,062	141,006
Customers and distributors, net	167,006	48,279	703,066	-	76,569
Services to third parties, net	1,866	348	43	9,872	-
Dividends receivable	-	-	-	-	1,350
Construction in progress	2,782	3,498	10,830	-	231
CRC transferred to the Government of Paraná	-	-	33,909	-	-
Taxes and social contributions paid in advance	27,415	10,802	152,367	2,239	3,986
Account for compensation of Portion A	-	-	107,794	-	-
Pasep/Cofins regulatory asset	-	-	11,399	-	-
Collaterals and escrow deposits	22,003	503	17,323	-	63
Advance payments	1,627	1,601	15,300	153	2,831
Other receivables	8,523	4,074	30,245	1,239	5,749
Inventories	190	9,158	31,360	6,894	531
	654,450	131,795	1,363,011	27,459	232,316
Long-Term Receivables
Customers and distributors	40,014	-	72,091	-	26,343
CRC transferred to the State Government of Paraná	-	-	1,148,978	-	-
Taxes and social contribution paid in advance	47,509	55,386	222,702	9,448	11,456
Judicial deposits	9,004	17,213	69,224	530	557
Account for compensation of Portion A	-	-	11,544	-	-
Collaterals and escrow deposits	-	4,762	18,056	-	-
Subsidiaries, investees, and parent company	359,056	-	-	-	-
Advance payments	3,476	-	2,084	-	309
Property and rights assigned for sale	936	56	62	-	1,758
Other receivables	-	-	5,727	-	220
	459,995	77,417	1,550,468	9,978	40,643
Permanent Assets
Investments	4,150	2,257	419	-	439,132
Property, plant, and equipment	2,852,012	1,194,124	1,152,249	181,517	1,195,125
Deferred assets	-	-	-	-	28,375
	2,856,162	1,196,381	1,152,668	181,517	1,662,632

Total assets	3,970,607	1,405,593	4,066,147	218,954	1,935,591

LIABILITIES AND SHAREHOLDERS' EQUITY	GER	TRA	DIS	TEL	PAR Consolidated

Current Liabilities
Loans and financing	52,203	16,303	19,096	-	6,416
Debentures	-	-	610,446	-	16,031
Suppliers	41,820	8,880	465,664	2,597	73,207
Taxes and social contributions	95,715	22,102	186,289	1,003	4,411
Dividends due	-	106,954	-	916	63,094
Payroll and labor provisions	18,214	15,986	64,971	5,320	1,801
Post-employment benefits	24,821	23,144	73,280	5,500	144
Account for compensation of Portion A	-	-	101,028	-	-
Regulatory charges	6,095	1,586	34,469	-	114
Transactions with derivatives	-	-	-	-	-
R & D and Energy Efficiency	25,825	9,618	125,065	-	965
Concession charge - ANEEL grant	-	-	-	-	19,808
Other accounts payable	13,901	2,384	32,040	1,020	567
	278,594	206,957	1,712,348	16,356	186,558
Long-Term Liabilities
Loans and financing	308,466	67,133	103,371	-	71,849
Debentures	-	-	-	-	259,566
Provisions for contingencies	41,427	47,796	135,802	289	3,001
Debt to related parties	-	-	-	-	500,333
Suppliers	192,243	-	95,941	-	41,461
Taxes and social contribution	-	6,923	14,818	-	16,033
Post-employment benefits	87,905	78,016	287,341	16,197	1,688
Account for compensation of Portion A	-	-	40,084	-	-
	630,041	199,868	677,357	16,486	893,931
Minority interest	-	-	-	-	197,051
Shareholders' Equity
Share capital	2,338,932	772,389	1,607,168	187,894	586,975
Capital reserves	-	-	-	701	-
Reevaluation reserves	-	-	-	-	11,882
Income reserves	129,472	151,739	-	-	74,657
Accrued income (losses)	593,568	74,640	69,274	(2,483)	(15,463)
	3,061,972	998,768	1,676,442	186,112	658,051

Total liabilities and shareholders' equity	3,970,607	1,405,593	4,066,147	218,954	1,935,591

STATEMENT OF INCOME	GER	TRA	DIS	TEL	PAR Consolidated

Operating Revenues
Power sales to final customers	104,133	-	3,998,490	-	1,691
Power sales to distributors	864,814	-	75,392	-	115,018
Use of power grid	-	320,877	118,441	-	-
Telecommunications revenues	-	-	-	62,592	-
Distribution of piped gas	-	-	-	-	182,533
Other operating revenues	6,184	2,244	40,793	-	812
Deductions from operating revenues	(133,836)	(35,863)	(1,308,959)	(8,900)	(45,363)
Net Operating Revenues	841,295	287,258	2,924,157	53,692	254,691
Operating Expenses
Power purchased for resale	(54,081)	-	(1,117,517)	-	(3,851)
Use of the power grid	(136,431)	-	(482,376)	-	(6,620)
Payroll and pension and healthcare plans	(78,858)	(65,719)	(318,903)	(20,523)	(8,815)
Materials and supplies	(6,011)	(2,710)	(39,351)	(1,058)	(305)
Raw materials and supplies for power generation	267,079	-	-	-	-
Natural gas and supplies for the gas business	-	-	-	-	(114,420)
Third-party services	(37,898)	(12,245)	(126,932)	(4,449)	(5,779)
Depreciation and amortization	(77,327)	(30,404)	(117,939)	(20,144)	(29,044)
Regulatory charges	(30,715)	(2,499)	(320,548)	-	(863)
R & D and Energy Efficiency	(8,670)	(3,061)	(29,238)	-	(715)
Taxes and social contributions	(632)	(399)	(2,528)	(415)	(162)
Expense recovery	14,442	141	19,330	14	42
Concession charge - ANEEL grant	-	-	-	-	(14,062)
Other operating expenses	18,570	(5,039)	(133,945)	(721)	(3,914)
	(130,532)	(121,935)	(2,669,947)	(47,296)	(188,508)

Result of Operations	710,763	165,323	254,210	6,396	66,183
Financial Income (Losses)
Financial revenues	367,270	4,932	205,664	812	18,162
Financial expenses	(40,234)	(4,868)	(131,390)	(510)	(33,755)
	327,036	64	74,274	302	(15,593)
Equity in Results of Subsidiaries & Investees	-	-	-	-	1,055
Operating Income (Losses)	1,037,799	165,387	328,484	6,698	51,645
Non-Operating Income (Losses)	(190)	(522)	(4,743)	(135)	(40,994)
Income (Losses) Before Taxes
and Minority Interests	1,037,609	164,865	323,741	6,563	10,651
Income tax and social contribution	(314,542)	(42,991)	(98,383)	(2,419)	(19,991)
Minority interests	-	-	-	-	(6,123)
Net Income (Losses) for the Period	723,067	121,874	225,358	4,144	(15,463)

49 Subsequent Events

a) 4th Issue of Debentures

A single series of 60,000 debentures makes up the fourth issue of simple debentures conducted by the Company on 1 October 2006, in the amount of R$ 600,000, and concluded on 6 October 2006, with full subscription in the total amount of R$ 607,899, with a five-year term from issue date and final maturity on 1 February 2011. These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and jointly and severally secured by COPEL’s wholly-owned subsidiaries.

These securities will yield interest on their face value of 104% of the average one-day Interfinance Deposit (DI - over) rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative “pro rata tempore” manner according to the number of business days elapsed. Interest corresponding to the capitalization periods will be due and paid semi-annually, with the first due date on 1 March 2007 and the last on 1 September 2011. There will be no renegotiation of these debentures.

The resources obtained with the issue of these debentures will be used to optimize the Company’s debt profile, by means of payment of its financial obligations, and to reinforce its cash flow. The resources from this issue will be used to settle 1/3 of the principal amount of the Company's 3rd issue of debentures, due on 1 February 2007, and a part of the principal amount of the Company’s 2nd issue of debentures, due on 1 March 2007.

b) ANEEL Regulatory Resolution no. 234, dated 31 October 2006

ANEEL, by means of Regulatory Resolution no. 234, dated 31 October 2006 and published in the Federal Register on 8 November 2006, established the guidelines, the applicable methodologies, and the initial procedures for the conduction of the second cycle of the Periodic Rate Review involving the Brazilian power distribution utilities, which will all be implemented in the 2007 rate reviews.

This resolution establishes that the depreciation of assets acquired with funds from Special Liabilities will not be included in the B Portion of the companies’ revenues. COPEL is currently assessing the impact of this resolution on its future results.

COMMENTS ON THE PERFORMANCE OF THE COMPANY IN THE PERIOD
FROM JANUARY THROUGH SEPTEMBER 2006

1 Distribution

Customer connections: In September 2006, COPEL supplied 3,319,949 customers (3,239,293 in September 2005), with an increase of 80,656 customers (2.5%) over the past 12 months.

Compact-design distribution lines – COPEL has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology helps to preserve the environment, as trees in the vicinity of power grids do not need to be cut off or severely trimmed, and to improve the quality of power supply by reducing the number of unplanned outages. The total length of urban compact-design distribution lines in operation as of September 2006 was 1,259 km (1,219 km as of September 2005), with an increase of 40 km (3.3%) over the past 12 months.

Secondary Isolated Lines – COPEL has also invested in low-voltage (127/220 V) secondary isolated lines, which offer such significant advantages over regular overhead lines as:

- improvement in DEC and FEC distribution performance indicators;

- defense against illegal connections;

- improved environmental conditions and reduced tree areas subject to trimming;

- improved safety;

- reduced voltage drops throughout the grid; and

- increased transformer useful life due to the reduction of short-circuits, among other advantages.

The total length of secondary isolated lines in operation as of September 2006 was 1,518 km (802 km as of September 2005), with an increase of 716 km (89.3%) over the past 12 months.

Market breakdown – The generation of energy by COPEL from January through September 2006 was 7,309 GWh (12,716 GWh in the first nine months of 2005). The drop in COPEL’s own power generation compared to 2005 was due to the long period of drought in southern Brazil and the resulting lower reservoir levels. In order to make up for reduced output by COPEL power plants, the Company employed the Energy Reallocation Mechanism (MRE), which transfers power from generators with surpluses to those with deficits in order to optimize the power system.

The Company purchased 8,589 GWh from CCEAR (auction) (against 6,421 GWh in the same period of 2005), 3,489 GWh from Itaipu (against 3,500 GWh in the same period of 2005), and 2,621 GWh from CIEN (the same amount purchased in the same period of 2005), as shown in the flowchart below:

Energy Flowchart (GWh) January through September 2006

Own generation

7,309 - 25.0%

Purchased power

21,931 - 75.0%

CCEAR	- 8,589
Itaipu	- 3,489
Cien	- 2,621
MRE & CCEE	- 5,216
Other	- 2,016

Availability

29,240

State demand

13,402 - 45.8%

- Retail: 13,060 - 97.4%
- Wholesale: 342 - 2.6%

Free customers

919 - 3.1%

Supply to distributors

Supply to distributors	12,883	- 44.1%
Bilateral contracts	3,204	- 11.0%
CCEAR	8,292	- 28.4%
MRE and CCEE	1,387	- 4.7%

Losses and discrepancies

Losses and discrepancies	2,036	- 7.0%
Basic Network losses	571	- 2.0%
Distribution losses	1,313	- 4.5%
Contract allocation at the CG	152	- 0.5%

Obs.: Amounts subject to change after final accounting by CCEE.

CG = Center of gravity of the submarket (difference between energy under contract and energy received in the CG - set forth under contract).

Consumption by customer category (MWh) – Power consumption billed by COPEL from January through September 2006, including free customers supplied by COPEL Generation, is broken down by customer category on the following table:

Category			In MWh

	Jan - Sep 2006	Jan - Sep 2005	Variation
Residential	3,583,570	3,485,795	2.8%
Industrial (includes free customers)	5,420,882	5,726,706	-5.3%
Commercial	2,529,847	2,410,807	4.9%
Rural	1,076,745	1,051,427	2.4%
Other	1,367,423	1,332,505	2.6%

TOTAL	13,978,467	14,007,240	-0.2%

Industrial consumption by sector (MWh) - The next table shows the power consumption by the main industrial sectors, including free customers supplied by COPEL Generation:

Segment			In MWh

	Jan - Sep 2006	Jan - Sep 2005	Variation
Foodstuffs and beverages	1,635,194	1,648,717	-0.8%
Paper, cardboard, and pulp	701,626	646,825	8.5%
Lumber	644,662	718,100	-10.2%
Rubber and plastics	364,792	374,494	-2.6%
Motor vehicles	296,485	316,525	-6.3%
Basic metallurgy	251,906	240,929	4.6%
Chemicals	240,435	377,528	-36.3%
Non-metallic minerals	239,134	431,069	-44.5%
Other	1,046,648	972,519	7.6%

Number of customers – The number of customers billed by COPEL in September 2006 was 3,319,949, representing a growth of 2.5% over the same month of last year.

Category			Customers

	September 2006	September 2005	Variation
Residential	2,618,166	2,545,459	2.9%
Industrial (includes free customers)	55,291	52,119	6.1%
Commercial	276,700	271,782	1.8%
Rural	326,789	328,461	-0.5%
Other	43,003	41,472	3.7%

	3,319,949	3,239,293	2.5%

2 Management

Workforce – COPEL’s workforce at the end of the third quarter of 2006 amounted to 8,096 employees assigned to the Company’s wholly-owned subsidiaries and 86 employees assigned to the companies controlled by COPEL Corporate Partnerships, as follows:

		Employees

	September 2006	September 2005
Wholly-owned subsidiaries
COPEL Generation	969	861
COPEL Transmission	948	893
COPEL Distribution	5,838	5,225
COPEL Telecommunications	312	261
COPEL Corporate Partnerships	29	26
	8,096	7,266
Companies controlled by COPEL Corporate Partnerships
Compagas	75	66
Elejor	6	4
UEG Araucária (1)	5	-
	86	70

(1)	Company controlled as of June 2006.

3 Investor Relations

From January through September 2006, COPEL’s common shares (ON – code CPLE3) and class B preferred shares (PNB – code CPLE6) were traded on 99% and 100% of the São Paulo Stock Exchange (BOVESPA) trading sessions, respectively. COPEL’s free floating shares accounted for 45.0% of the Company’s stock capital. COPEL’s market value, based on the BOVESPA stock prices at the end of September 2006, was approximately R$ 6,181 million. Out of the 56 securities that make up the Ibovespa index, COPEL’s class B shares ranked 21st, accounting for 1.4% of the portfolio, with a Beta index of 1.21. Out of the companies that make up the IEE (Electric Energy Industry Index) theoretical portfolio, COPEL ranked 8th, accounting for 7.6% of the portfolio. Out of the 28 companies that make up BOVESPA’s Corporate Sustainability Index (ISE), COPEL ranked 14th, accounting for 1.3% of the portfolio.

As reported by BOVESPA, the closing price of COPEL’s common shares on the last trading day of the period was R$ 20.90 per lot of one thousand shares (a 39.8% variation), and class B preferred shares were traded at R$ 24.50 per lot of one thousand shares (a 36.2% variation).

On the New York Stock Exchange (NYSE), COPEL’s class B preferred shares, represented by American Depositary Shares (ADSs, under code ELP), were traded on 100% of the trading sessions. As reported by NYSE, COPEL’s ADSs had a closing price of US$ 11.27 at the end of the period (a 49.7% variation).

On LATIBEX (The Euro Market for Latin-American Securities), linked to the Madrid Stock Exchange, COPEL’s Class B preferred shares were traded, under the code XCOP, on 99% of the trading sessions. On LATIBEX, the Company’s shares had a closing price of 8.82 euros (a 38.2% variation).

Stock performance (January -September 2006)	Common (ON)		Class B preferred (PNB)

	Total	Daily average	Total	Daily average
Bovespa
Trades	2,985	16	119,769	640
Number of shares (in thousands)	9,173,100	49,584	160,468,000	858,118
Volume (in thousands of reais )	162,720	880	3,460,970	18,508
Trading sessions	185	99%	187	100%
Nyse
Number of shares (in thousands)	2,392,700	52,015	67,649,300	359,837
Volume (in thousands of US dollars)	19,859	432	673,817	3,584
Trading sessions	46	24%	188	100%
Latibex
Number of shares (in thousands)	-	-	402,634	2,130
Volume (in thousands of euros)	-	-	3,162	17
Trading sessions	-	-	189	99%

4 Rates

The average rate for sales to final customers in September 2006 reached R$ 210.07/MWh, representing a 2.3% drop compared to the rate effective in September 2005.

The average rate for the industrial category was raised 7.8%, as the rate adjustment process continues and cross subsidies between high and low voltage customer groups are phased out, in compliance with Decree no. 4,667/2003.

Since 24 June 2006, COPEL Distribution has applied the rates approved under ANEEL Resolution no. 345, dated 20 June 2006.

Rates			R$/MWh

	September 2006	September 2005	Variation
Residential	242.12	269.36	-10.1%
Industrial	195.13	181.04	7.8%
Commercial	233.12	241.94	-3.6%
Rural	152.42	163.98	-7.0%
Other	177.56	181.26	-2.0%
Total for sales to final customers	210.07	214.99	-2.3%

Net of ICMS (VAT)
Does not include free customers

The main rates for power purchased by COPEL are shown below:

Rates for power purchases			R$/MWh

	September 2006	September 2005	Variation
Itaipu (1)	87.07	80.52	8.1%
Cien	70.85	88.24	-19.7%
Auction - CCEAR 2005-2012	61.83	57.51	7.5%
Auction - CCEAR 2006-2013	72.71	-	-

(1)	Includes Furnas' rate

Under ANEEL Resolution no. 354, dated 27 June 2006, the rate for transport of power from Itaipu Binacional was cut by 11.41%, effective 1 July 2006. Such Resolution has also eliminated the rate for use of Basic Network transmission facilities tied to Initial Contracts or similar agreements.

Rates for sales to distributors			R$/MWh

	September 2006	September 2005	Variation
Auction - CCEAR 2005-2012	61.24	57.50	6.5%
Auction - CCEAR 2006-2013	71.83	-	-
Small utilities	88.68	82.09	8.0%

SENIOR MANAGEMENT AND COMMITTEES

BOARD OF DIRECTORS

Chairman	JOÃO BONIFÁCIO CABRAL JÚNIOR
Members:	ACIR PEPES MEZZADRI
LAURITA COSTA ROSA
LUIZ ANTONIO RODRIGUES ELIAS
NELSON FONTES SIFFERT FILHO
ROGÉRIO DE PAULA QUADROS
RUBENS GHILARDI
SÉRGIO BOTTO DE LACERDA

AUDIT COMMITTEE

Chairwoman	LAURITA COSTA ROSA
Members:	ACIR PEPES MEZZADRI
ROGÉRIO DE PAULA QUADROS

FISCAL COUNCIL

Chairman	ANTONIO RYCHETA ARTEN
Members:	HERON ARZUA
JORGE MICHEL LEPELTIER
MÁRCIO LUCIANO MANCINI
NELSON PESSUTI

BOARD OF OFFICERS

Chief Executive Officer	RUBENS GHILARDI
Chief Finance and Investor Relations Officer	PAULO ROBERTO TROMPCZYNSKI
Chief Corporate Management Officer	LUIZ ANTONIO ROSSAFA
Chief Power Distribution Officer	RONALD THADEU RAVEDUTTI
Chief Power Generation and Transmission and Telecommunications Officer	RAUL MUNHOZ NETO
Chief Legal Officer	ZUUDI SAKAKIHARA

ACCOUNTANT

Accountant - CRC-PR-024769/O-3	ENIO CESAR PIECZARKA

Deloitte Touche Tohmatsu
Rua Pasteur, 463 - 5º andar
Curitiba – PR – 80250-080
Brasil

Tel: + 55 (41) 3312-1400
Fax:+ 55 (41) 3312-1470
www.deloitte.com.br

INDEPENDENT AUDITOR REPORT ON THE SPECIAL REVIEW OF THE
QUARTERLY INFORMATION

To the Senior Management and Shareholders of
COMPANHIA PARANAENSE DE ENERGIA – COPEL Curitiba - PR

1)
We have conducted a special review of the Quarterly Information (ITR) of COMPANHIA PARANAENSE DE ENERGIA – COPEL (both parent company and consolidated information) for the quarter and for the nine-month period ended on 30 September 2006, comprising the balance sheets, the statements of income, and the performance report, prepared in compliance with the accounting practices adopted in Brazil and under the responsibility of Company management.

2)
Our review was carried out in compliance with the specific standards set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and basically comprised: (a) inquiries of and discussions with the senior managers responsible for the accounting, financial, and operating areas of the Company and its subsidiaries, with regard to the criteria adopted in the preparation of the quarterly information, and (b) a review of the information and of the subsequent events which have, or may have, significant effects on the financial position and operations of the Company and its subsidiaries.

3)
Based on our special review, we are not aware of any material modifications that should be made to the aforementioned quarterly information so as to make such information compliant with the accounting practices adopted in Brazil, applicable to the preparation of quarterly information, consistent with the regulations of the Brazilian Securities and Exchange Commission (CVM).

4)	As mentioned in note 43 to the quarterly information, the Company is challenging the calculations made by the Wholesale Energy Market – MAE (currently the Electric Energy Trading Chamber – CCEE), which take into account decisions by the National Electric Energy Agency - ANEEL contained in ANEEL Ruling no. 288/2002 and in ANEEL Resolution no. 395/2002, because it believes that these regulations introduced changes in the market rules prevailing at the time the corresponding transactions occurred. The amount under dispute is approximately R$ 679,000 thousand; no provision has been recorded by the Company, based on the opinion of its legal counsel, who believes that a favorable outcome for the Company is possible.

5)	Our review was conducted with a view to issuing a special review report on the basic quarterly information taken as whole. The statement of cash flows, included in form 16.01/ITR of the quarterly information for the nine-month period ended on 30 September 2006, is featured with the purpose of allowing additional analyses and is not required as a part of the basic quarterly information pursuant to the accounting practices adopted in Brazil. The statement of cash flows for the nine-month period ended on 30 September 2006 was reviewed by us in compliance with the review procedures applied to the basic quarterly information and, based on our review, we are not aware of any material modifications in comparison to the basic quarterly information as a whole.

6)	The individual and consolidated balance sheets as of 30 June 2006, featured herein for purposes of comparison, have been audited by us, and the special review report, issued on 11 August 2006, contained a disclaimer regarding the absence of review of the financial statements of affiliates COPEL Enterprises and UEG Araucária Ltda. by independent auditors on that date and a paragraph pointing out the same issue discussed in paragraph 4 above.

7)	The individual and consolidated statements of income for the quarter and for the nine-month period ended on 30 September 2005, featured herein for purposes of comparison, have been audited by other independent auditors, whose special review report, issued on 8 November 2005, contained a paragraph pointing out the same issue discussed in paragraph 4 above.

Curitiba, 10 November 2006

DELOITTE TOUCHE TOHMATSU	José Écio Pereira da Costa Júnior
Independent Auditors	Partner
CRC no. 2 SP-011.609/O-8 F-PR	CRC SP-101.318/O-2 T-PR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.